SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of June 30, 2026 and Comparative Information (Unaudited) (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of June 30, 2026 and Comparative Information (Unaudited) (AR$).

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2026

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	IFRS Interpretations Committee
IFRS	IFRS Accounting Standards
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	Oleoducto Trasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A.
OTC	Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

2
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 50 beginning on January 1, 2026.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2026, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on July 15, 2026, under No. 12,932, Book 127 of Corporations.

Capital structure

3,933,127,930 shares of common stock, $ 1 par value and 1 vote per share (see Note 32).

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN

President

3
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Amounts expressed in millions of United States dollars)

	Notes	June 30, 2026	December 31, 2025
ASSETS
Non-current assets
Intangible assets	8	1,079	1,068
Property, plant and equipment	9	20,433	19,085
Right-of-use assets	10	689	537
Investments in associates and joint ventures	11	2,056	1,610
Deferred income tax assets, net	19	24	9
Other receivables	14	797	648
Trade receivables	15	6	5

Total non-current assets		25,084	22,962

Current assets
Assets held for sale	12	432	1,019
Inventories	13	1,643	1,447
Contract assets	26	7	3
Other receivables	14	666	1,159
Trade receivables	15	2,087	1,654
Investments in financial assets	16	1,156	262
Cash and cash equivalents	17	1,318	933

Total current assets		7,309	6,477

TOTAL ASSETS		32,393	29,439

SHAREHOLDERS’ EQUITY
Capital		3,916	3,921
Treasury shares		17	12
Share-based benefit plans		14	7
Acquisition cost of treasury shares		(62)	(35)
Share trading premiums		(44)	(44)
Issuance premiums		640	640
Legal reserve		787	787
Reserve for investments		5,802	6,587
Reserve for purchase of treasury shares		27	33
Other comprehensive income		(211)	(338)
Unappropriated retained earnings and losses		1,640	(756)

Shareholders’ equity attributable to shareholders of the parent company		12,526	10,814

Non-controlling interest		269	230

TOTAL SHAREHOLDERS’ EQUITY		12,795	11,044

LIABILITIES
Non-current liabilities
Provisions	18	661	610
Contract liabilities	26	236	180
Deferred income tax liabilities, net	19	446	373
Income tax liability		801	830
Taxes payable	20	12	18
Salaries and social security	21	134	63
Lease liabilities	22	410	273
Loans	23	8,521	8,226
Other liabilities	24	547	373
Accounts payable	25	5	6

Total non-current liabilities		11,773	10,952

Current liabilities
Liabilities directly associated with assets held for sale	12	981	1,181
Provisions	18	236	229
Contract liabilities	26	192	117
Income tax liability		781	73
Taxes payable	20	401	217
Salaries and social security	21	300	336
Lease liabilities	22	304	298
Loans	23	1,607	2,355
Other liabilities	24	737	399
Accounts payable	25	2,286	2,238

Total current liabilities		7,825	7,443

TOTAL LIABILITIES		19,598	18,395

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		32,393	29,439

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

4
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

		For the six-month periods ended June 30,		For the three-month periods ended June 30,
	Notes	2026	2025	2026	2025
Net income
Revenues	26	11,520	9,249	6,574	4,641
Costs	27	(6,797)	(6,756)	(3,609)	(3,448)

Gross profit		4,723	2,493	2,965	1,193

Selling expenses	28	(1,090)	(1,007)	(601)	(510)
Administrative expenses	28	(614)	(491)	(323)	(233)
Exploration expenses	28	(37)	(51)	(17)	(21)
Inventories write-down and reversal of impairment losses of property, plant and equipment	27	(8)	9	(8)	9
Other net operating results	29	(283)	(349)	(203)	(26)

Operating profit		2,691	604	1,813	412

Income from equity interests in associates and joint ventures	11	216	75	115	(6)

Financial income	30	95	44	63	28
Financial costs	30	(616)	(564)	(312)	(279)
Other financial results	30	64	19	119	(5)

Net financial results	30	(457)	(501)	(130)	(256)

Net profit before income tax		2,450	178	1,798	150

Income tax	19	(836)	(130)	(593)	(92)

Net profit for the period		1,614	48	1,205	58

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(16)	(122)	(67)	(84)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		173	123	45	39

Other comprehensive income for the period		157	1	(22)	(45)

Total comprehensive income for the period		1,771	49	1,183	13

Net profit for the period attributable to:
Shareholders of the parent company		1,605	34	1,201	50
Non-controlling interest		9	14	4	8
Other comprehensive income for the period attributable to:
Shareholders of the parent company		127	3	(18)	(34)
Non-controlling interest		30	(2)	(4)	(11)
Total comprehensive income for the period attributable to:
Shareholders of the parent company		1,732	37	1,183	16
Non-controlling interest		39	12	-	(3)
Earnings per share attributable to shareholders of the parent company:
Basic and diluted (2)	33	0.41	0.01	0.31	0.01

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2)

In accordance with IAS 33 “Earnings per share”, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

5
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025
(Amounts expressed in millions of United States dollars)

	For the six-month period ended June 30, 2026
	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,921	12	7	(35)	(44)	640	787	6,587	33	(338)		(756)	10,814	230	11,044
Accrual of share- based benefit plans (3)	-	-	7	-	-	-	-	-	-	-		-	7	-	7
Repurchase of treasury shares	(5)	5	-	(27)	-	-	-	-	-	-		-	(27)		(27)
Release of reserves (5)	-	-	-	-	-	-	-	(6,587)	(33)	-		6,620	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	5,802	27	-		(5,829)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	127		-	127	30	157
Net profit for the period	-	-	-	-	-	-	-	-	-	-		1,605	1,605	9	1,614

Balance as of June 30, 2026	3,916	17	14	(62)	(44)	640	787	5,802	27	(211)	(1)	1,640	12,526	269	12,795

(1)

Includes (2,367) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 2,156 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 62 restricted to the distribution of retained earnings as of June 30, 2026 and December 31, 2025, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 30, 2026.

HORACIO DANIEL MARÍN

President

6
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (cont.)
(Amounts expressed in millions of United States dollars)

	For the six-month period ended June 30, 2025
	Shareholders’ contributions						Retained earnings (4)					Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income	Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,922	11	3	(28)	(42)	640	787	4,236	36	(331)	2,418	11,652	218	11,870
Accrual of share-based benefit plans (3)	-	-	5	-	-	-	-	-	-	-	-	5	-	5
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Release of reserves (5)	-	-	-	-	-	-	-	(4,236)	(36)	-	4,272	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	6,587	33	-	(6,620)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	3	-	3	(2)	1
Net profit for the period	-	-	-	-	-	-	-	-	-	-	34	34	14	48

Balance as of June 30, 2025	3,922	11	8	(28)	(42)	640	787	6,587	33	(328)	104	11,694	230	11,924

(1)

Includes (2,098) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,770 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 70 restricted to the distribution of retained earnings as of June 30, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 30, 2025.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

7
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025
(Amounts expressed in millions of United States dollars)

	For the six-month periods ended June 30,
	2026	2025
Cash flows from operating activities
Net profit	1,614	48
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(216)	(75)
Depreciation of property, plant and equipment	1,441	1,422
Amortization of intangible assets	31	31
Depreciation of right-of-use assets	149	141
Retirement of property, plant and equipment and intangible assets and consumption of materials	148	199
Charge on income tax	836	130
Net increase in provisions	177	508
Inventories write-down and reversal of impairment losses of property, plant and equipment	8	(9)
Effect of changes in exchange rates, interest and others	336	511
Share-based benefit plans	7	5
Result from sale of assets	(4)	(182)
Result from changes in fair value of assets held for sale	133	244
Result from revaluation of companies	-	(45)
Result from liabilities for agreements	82	-
Other insurance income	(8)	-
Changes in assets and liabilities:
Trade receivables	(388)	(285)
Other receivables	116	(244)
Inventories	(205)	63
Accounts payable	(325)	(86)
Taxes payable	182	53
Salaries and social security	40	(84)
Other liabilities	(24)	(392)
Decrease in provisions due to payment/use	(58)	(100)
Contract assets	(4)	5
Contract liabilities	134	80
Dividends received	68	165
Proceeds from collection of profit loss insurance	1	5
Income tax payments	(34)	(112)

Net cash flows from operating activities (1) (2)	4,237	1,996

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(2,217)	(2,509)
Additions of assets held for sale	(8)	(42)
Contributions and acquisitions of interests in associates and joint ventures	(236)	(82)
Acquisitions from business combinations net of cash and cash equivalents	-	(230)
(Payments) / proceeds net from the purchase and sale of financial assets	(849)	148
Interests received from financial assets	2	3
Proceeds from concessions, assignment agreements and sale of assets	568	71

Net cash flows used in investing activities	(2,740)	(2,641)

Financing activities: (3)
Payments of loans	(1,573)	(1,381)
Payments of interests	(372)	(321)
Proceeds from loans	1,110	2,281
Account overdrafts, net	(3)	-
Repurchase of treasury shares	(27)	-
Payments of leases	(194)	(204)
Payments of interests in relation to income tax	(56)	(1)

Net cash flows (used in) / from financing activities	(1,115)	374

Effect of changes in exchange rates on cash and cash equivalents	3	(73)

Increase / (Decrease) in cash and cash equivalents	385	(344)

Cash and cash equivalents at the beginning of the fiscal year	933	1,118
Cash and cash equivalents at the end of the period	1,318	774

Increase / (Decrease) in cash and cash equivalents	385	(344)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 37 and 33 for the six-month periods ended June 30, 2026 and 2025, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month periods ended June 30,
	2026	2025
Unpaid acquisitions of property, plant and equipment and intangible assets	830	565
Unpaid additions of assets held for sale	1	2
Additions of right-of-use assets	362	166
Capitalization of depreciation of right-of-use assets	18	32
Capitalization of financial accretion for lease liabilities	2	5
Capitalization in associates and joint ventures	-	12
Liabilities arising from company acquisitions	87	14
Unpaid receivables from the sale of assets	554	428
Liabilities arising from asset exchange	232	-

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of June 30, 2026, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Midstream and Downstream
-	LNG and Integrated Gas
-	New Energies
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6. The following table presents the main companies of the Group as of June 30, 2026, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
SC Gas	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI	Argentina	Hydrocarbon exploitation	100%	Subsidiary
Bandurria Sur Participaciones (5)	Argentina	Hydrocarbon exploitation	16.30%	Associate

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	29.82%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (4)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.
(3)	See Note 34.d) to the annual consolidated financial statements.
(4)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(5)

As of June 30, 2026, the shares of Bandurria Sur Participaciones are pledged in guarantee for the obligations assumed in relation to the contingent consideration contemplated in the agreements entered into with Vista (see Note 4).

HORACIO DANIEL MARÍN

President

9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the six-month period ended June 30, 2026, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2025 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the six-month period ended June 30, 2026, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the six-month period ended June 30, 2026 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on August 10, 2026.

Adoption of new standards, interpretations and amendments

The Company has adopted all standards, interpretations and amendments issued by the IASB that are relevant to its operations and are mandatory effective January 1, 2026, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB during the six-month period ended June 30, 2026, whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

•	IFRS 20 “Regulatory assets and regulatory liabilities”

In May 2026, the IASB issued IFRS 20 which replaces IFRS 14 “Regulatory deferral accounts”, with the objective of providing more complete information about the effects of rate regulation on the financial performance and financial position of entities subject to a rate regulation agreement. This standard is effective for fiscal years beginning on or after January 1, 2029.

IFRS 20 establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, liabilities, income and expense arising from differences in timing between the period in which an entity provides regulatory goods or services and the period in which the entity collects payment from customers through regulated rates.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 20.

•	Amendments to IAS 28 - Fair value option for investments in associates and joint ventures

In June 2026, the IASB issued amendments to IAS 28, with the objective of clarifying which entities are eligible to apply the fair value measurement option for certain investments in associates and joint ventures, which are effective when an entity first applies IFRS 18 “Presentation and disclosure in financial statements”.

The amendments specify which entities are within the scope of the option provided for in IAS 28 to measure investments in associates or joint ventures at fair value through profit or loss in accordance with IFRS 9 “Financial instruments”, instead of applying the equity method, limiting this option to venture capital organizations, mutual funds, unit trusts and similar entities.

As of the date of issuance of these condensed interim consolidated financial statements, the Group anticipates that the application of these amendments will not have a significant impact on its financial statements.

HORACIO DANIEL MARÍN

President

10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such commission. Consequently, standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements have not been adopted by the Group.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2025 and for the six-month period ended June 30, 2025 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

4. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the six-month period ended June 30, 2026 are described below:

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset exchange agreement with Pluspetrol (see Note 38 to the annual consolidated financial statements). On April 30, 2026, after the fulfillment of the closing conditions, the asset exchange agreement between YPF and Pluspetrol was completed, as a result of which YPF, which owned 50% of the rights and obligations in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions prior to the aforementioned exchange, is the only owner of 100% of those concessions.

Likewise, on that date, YPF and Pluspetrol signed an amendment to the agreement entered into on January 22, 2026, whereby YPF agrees, subject to the fulfillment of closing conditions, to assign 20% of the “La Escalonada” and “Rincón La Ceniza” exploitation concessions to Pluspetrol through VMI, or alternatively, to transfer 44.44% of VMI’s shares to Pluspetrol. As of the date of issuance of these condensed interim consolidated financial statements, the closing conditions have not yet been met.

Based on the aforementioned, as of June 30, 2026, YPF recognized 232 in property, plant, and equipment related to the acquisition of the interest in the “Aguada Villanueva”, “Las Tacanas”, and “Meseta Buena Esperanza” exploitation concessions, and a liability in the same amount until the closing conditions set forth in the amendment signed on April 30, 2026, are met.

In accordance with the transaction described and the expected cash flows from the exchanged assets, the closing of the transaction will not have an impact on its financial results.

HORACIO DANIEL MARÍN

President

11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into agreements with Vista Energy S.A.B. de C.V. (“Vista”) for (i) the share purchase and sale agreement in Bandurria Sur Participaciones S.A. (formerly Equinor Argentina S.A.U., hereinafter “Bandurria Sur Participaciones”), and (ii) the acquisition of a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions (see Note 38 to the consolidated annual financial statements).

On May 7, 2026, after the fulfillment of the closing conditions, the agreements entered into between YPF and Vista were completed. As of that date, YPF (i) holds a 16.3% interest in the capital stock of Bandurria Sur Participaciones, which owns a 30% interest in the “Bandurria Sur” exploitation concession, and which, combined with YPF’s current 40% interest in that concession, this results in a total direct and indirect 44.9% interest in that block; and (ii) acquired a 15% interest in the “Bajo del Toro” exploration permit and “Bajo del Toro Norte” exploitation concession, which, combined with YPF’s current 50% interest, results in a total direct 65% interest in those areas.

The total amount of both transactions was 204 in cash. In addition, the Company recognized a liability of 87 associated with the additional contingent consideration, which is subject to the fulfillment of certain contractual conditions.

Based on the closing of the aforementioned agreement, as of the transaction’s closing date, YPF recognized 218 in investments in associates related to the acquisition of the associate Bandurria Sur Participaciones, applying the equity method from the date of acquisition, and 73 in property, plant, and equipment related to the acquisition of the interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the six-month period ended June 30, 2026, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements, among others. See Notes 17 and 33 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of June 30, 2026, the Group is in compliance with its covenants.

6. BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

HORACIO DANIEL MARÍN

President

12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

•	New Energies

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN

President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the six- month period ended June 30, 2026
Revenues	52		9,836	793	436	403	-	11,520
Revenues from intersegment sales	4,710		103	160	7	558	(5,538)	-

Revenues	4,762		9,939	953	443	961	(5,538)	11,520

Operating profit or loss	1,571	(3)	1,792	(36)	40	(347)	(329)	2,691
Income from equity interests in associates and joint ventures	-		26	37	153	-	-	216

Net financial results								(457)
Net profit before income tax								2,450
Income tax								(836)
Net profit for the period								1,614

Acquisitions of property, plant and equipment	2,312		410	41	17	44	-	2,824
Acquisitions of right- of- use assets	282		80	-	-	-	-	362
Increases from business combinations	-		-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	1,070		278	34	17	42	-	1,441
Amortization of intangible assets	-		18	-	4	9	-	31
Depreciation of right- of- use assets	84		62	-	-	3	-	149
Inventories write- down	-		8	-	-	-	-	8

Balance as of June 30, 2026
Assets	14,142		11,932	901	2,423	3,477	(482)	32,393

HORACIO DANIEL MARÍN

President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the six-month period ended June 30, 2025
Revenues	49		7,574	807	418	401	-	9,249
Revenues from intersegment sales	3,913		108	158	3	552	(4,734)	-

Revenues	3,962		7,682	965	421	953	(4,734)	9,249

Operating profit or loss	88	(3)	739	(5)	48	(230)	(36)	604
Income from equity interests in associates and joint ventures	-		(12)	29	58	-	-	75

Net financial results								(501)
Net profit before income tax								178
Income tax								(130)
Net loss for the period								48

Acquisitions of property, plant and equipment	1,999		500	17	18	46	-	2,580
Acquisitions of right-of-use assets	33		125	-	-	8	-	166
Increases from business combinations (4)	278		93	-	-	-	-	371

Other income statement items
Depreciation of property, plant and equipment (2)	1,109		252	1	18	42	-	1,422
Amortization of intangible assets	-		19	-	7	5	-	31
Depreciation of right-of-use assets	81		56	-	-	4	-	141
Reversal of impairment losses of property, plant and equipment	-		-	-	(9)	-	-	(9)

Balance as of December 31, 2025
Assets	13,167		11,093	735	2,502	2,094	(152)	29,439

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (12) and (1) of unproductive exploratory drillings as of June 30, 2026 and 2025, respectively.
(4)	Corresponds to increases in property, plant, and equipment and intangible assets due to business combinations, see Notes 7 and 8 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets and liabilities measured at fair value through profit or loss as of June 30, 2026 and December 31, 2025, and their allocation to their fair value hierarchy levels:

Financial assets

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	1,138	-	-	1,138
- Private securities - NO	18	-	-	18

	1,156	-	-	1,156

Cash and cash equivalents:
- Mutual funds	730	-	-	730
- Public securities	30	-	-	30

	760	-	-	760

	1,916	-	-	1,916

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	250	-	-	250
- Private securities - NO	12	-	-	12

	262	-	-	262

Cash and cash equivalents:
- Mutual funds	382	-	-	382
- Public securities	24	-	-	24

	406	-	-	406

	668	-	-	668

Financial liabilities

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Other liabilities
- Liabilities for agreements	-	-	87	87

	-	-	87	87

As of December 31,2025, the Group had no financial liabilities measured at fair value through profit or loss.

For the measurement of financial liabilities classified within Level 3 of the fair value hierarchy as of June 30, 2026, the Group uses valuation techniques based on expected cash flows that consider future production projections and expected fluctuations in the international oil price.

During the six-month period ended June 30, 2026, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 10,299 and 10,696 as of June 30, 2026 and December 31, 2025, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.	INTANGIBLE ASSETS

	June 30, 2026	December 31, 2025
Net carrying amount of intangible assets	1,119	1,108
Provision for impairment of intangible assets	(40)	(40)

	1,079	1,068

HORACIO DANIEL MARÍN

President

16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles	Total
Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165

Balance as of December 31, 2024	320	110	101	531

Cost
Increases	74	-	8	82
Increases from business combinations	-	580	-	580
Translation effect	-	-	(31)	(31)
Adjustment for inflation (1)	-	-	24	24
Decreases, reclassifications and other movements	-	(54)	29	(25)

Accumulated amortization
Increases	27	-	34	61
Translation effect	-	-	(20)	(20)
Adjustment for inflation (1)	-	-	15	15
Decreases, reclassifications and other movements	-	-	(3)	(3)

Cost	1,124	636	566	2,326
Accumulated amortization	757	-	461	1,218

Balance as of December 31, 2025	367	636	105	1,108

Cost
Increases	24	-	3	27
Increases from business combinations	-	-	-	-
Translation effect	-	-	(2)	(2)
Adjustment for inflation (1)	-	-	15	15
Decreases, reclassifications and other movements	-	-	14	14

Accumulated amortization
Increases	13	-	18	31
Translation effect	-	-	(1)	(1)
Adjustment for inflation (1)	-	-	13	13
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,148	636	596	2,380
Accumulated amortization	770	-	491	1,261

Balance as of June 30, 2026	378	636	105	1,119

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2026	December 31, 2025
Net carrying amount of property, plant and equipment	21,157	19,926
Provision for obsolescence of materials and equipment	(431)	(484)
Provision for impairment of property, plant and equipment	(293)	(357)

	20,433	19,085

HORACIO DANIEL MARÍN

President

17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the six-month periods ended June 30, 2026 and as of the year ended December 31, 2025 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,355	28,511	9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329	6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	3,101	350	1,563	6,068	59	96	524	664	209	19,456

Cost
Increases	1	175	125	17	867	3,673	40	3	-	-	8	4,909
Increases from business combinations	11	184	51	93	46	50	-	-	-	-	-	435
Translation effect	(81)	-	-	(31)	(10)	(16)	-	(18)	-	(399)	(100)	(655)
Adjustment for inflation (1)	62	-	-	24	8	12	-	14	-	304	78	502
Decreases, reclassifications and other movements	(24)	(1,174)	555	178	(1,200)	(4,376)	(85)	23	37	40	(17)	(6,043)	(2) (3)

Accumulated depreciation
Increases	27	2,348	389	59	-	-	-	40	75	26	28	2,992
Translation effect	(45)	-	-	(19)	-	-	-	(11)	-	(205)	(74)	(354)
Adjustment for inflation (1)	34	-	-	14	-	-	-	9	-	157	56	270
Decreases, reclassifications and other movements	(28)	(4,134)	-	(29)	-	-	-	(10)	(1)	(1)	(27)	(4,230)	(2) (3)

Cost	1,324	27,696	10,062	1,009	1,274	5,411	14	918	1,602	1,320	922	51,552
Accumulated depreciation	703	20,543	6,619	403	-	-	-	828	1,115	688	727	31,626

Balance as of December 31, 2025	621	7,153	3,443	606	1,274	5,411	14	90	487	632	195	19,926

Cost
Increases	1	420	24	4	420	1,938	8	3	-	-	6	2,824
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	(4)	-	-	-	(1)	-	-	(1)	-	(24)	(8)	(38)
Adjustment for inflation (1)	38	-	-	16	5	2	-	10	-	194	50	315
Decreases, reclassifications and other movements	13	1,134	387	24	(441)	(1,423)	1	8	36	10	7	(244)

Accumulated depreciation
Increases	14	1,105	201	62	-	-	-	18	37	13	57	1,507
Translation effect	(2)	-	-	(1)	-	-	-	(2)	-	(13)	(3)	(21)
Adjustment for inflation (1)	23	-	-	10	-	-	-	7	-	99	35	174
Decreases, reclassifications and other movements	-	(19)	-	(14)	-	-	-	-	-	-	(1)	(34)

Cost	1,372	29,250	10,473	1,053	1,257	5,928	23	938	1,638	1,500	977	54,409
Accumulated depreciation	738	21,629	6,820	460	-	-	-	851	1,152	787	815	33,252

Balance as of June 30, 2026	634	7,621	3,653	593	1,257	5,928	23	87	486	713	162	21,157

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 380 and 74 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.b) to the annual consolidated financial statements.

(3)

Includes 4,630 and 3,879 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the six-month periods ended June 30, 2026 and 2025, the rate of capitalization was 7.04% and 6.53%, respectively, and the amount capitalized amounted to 8 and 5, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2024	223

Increases charged to profit or loss	371
Decreases charged to profit or loss	(41)
Applications due to utilization	(20)
Translation effect	(2)
Adjustment for inflation (1)	2
Reclassifications	(49)

Balance as of December 31, 2025	484

Increases charged to profit or loss	16
Decreases charged to profit or loss	(38)
Applications due to utilization	(38)
Translation effect	-
Adjustment for inflation (1)	1
Reclassifications	6

Balance as of June 30, 2026	431

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2024	497

Increases charged to profit or loss	2
Decreases charged to profit or loss	(7)
Depreciation (1)	(135)
Translation effect	(4)
Adjustment for inflation (2)	4

Balance as of December 31, 2025	357

Increases charged to profit or loss	-
Decreases charged to profit or loss	-
Depreciation (1)	(66)
Translation effect	1
Adjustment for inflation (2)	1

Balance as of June 30, 2026	293

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025 is as follows:

	$		$		$		$		$		$
	Land and buildings		Exploitation facilities and equipment		Machinery and equipment		Gas stations		Transportation equipment		Total
Cost		52		568		611		114		673		2,018
Accumulated depreciation		32		502		284		67		390		1,275

Balance as of December 31, 2024		20		66		327		47		283		743

Cost
Increases		-		37		40		-		139		216
Translation effect		-		-		-		(8)		-		(8)
Adjustment for inflation (1)		-		-		-		5		-		5
Decreases, reclassifications and other movements		(7)		(19)		(4)		-		(51)		(81)

Accumulated depreciation
Increases		6		35		111		11		180		343
Translation effect		-		-		-		(6)		-		(6)
Adjustment for inflation (1)		-		-		-		4		-		4
Decreases, reclassifications and other movements		(1)		(2)		-		-		-		(3)

Cost		45		586		647		111		761		2,150
Accumulated depreciation		37		535		395		76		570		1,613

Balance as of December 31, 2025		8		51		252		35		191		537

Cost
Increases		-		282		19		-		61		362
Translation effect		-		-		-		-		-		-
Adjustment for inflation (1)		-		-		-		4		-		4
Decreases, reclassifications and other movements		-		(20)		(90)		(9)		(7)		(126)

Accumulated depreciation
Increases		2		27		57		5		76		167
Translation effect		-		-		-		-		-		-
Adjustment for inflation (1)		-		-		-		3		-		3
Decreases, reclassifications and other movements		-		(18)		(54)		(4)		(6)		(82)

Cost		45		848		576		106		815		2,390
Accumulated depreciation		39		544		398		80		640		1,701

Balance as of June 30, 2026		6		304		178		26		175		689

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Amount of investments in associates	632	326
Amount of investments in joint ventures	1,424	1,284

	2,056	1,610

HORACIO DANIEL MARÍN

President

20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the six-month period ended June 30, 2026 and as of the year ended December 31, 2025, correspond to:

	$
	Investments in associates and joint ventures
Balance as of December 31, 2024		1,960

Acquisitions and contributions		96
Capitalization in associates and joint ventures		12
Income on investments in associates and joint ventures		122
Distributed dividends (3)		(249)
Translation differences		(17)
Adjustment for inflation (1)		18
Decrease of companies (2)		(261)
Other movements (4)		(71)

Balance as of December 31, 2025		1,610

Acquisitions and contributions		323
Capitalization in associates and joint ventures		-
Income on investments in associates and joint ventures		216
Distributed dividends (3)		(104)
Translation differences		(1)
Adjustment for inflation (1)		12
Decrease of companies		-
Other movements		-

Balance as of June 30, 2026		2,056

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3 to the annual consolidated financial statements.
(3)	Includes 17 and 23 that were offset by trade liabilities as of June 30, 2026 and December 31, 2025, respectively.
(4)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3 to the annual consolidated financial statements.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the six-month periods ended June 30, 2026 and 2025. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2026	2025	2026	2025
Net income	23	10	193	65
Other comprehensive income	11	-	-	10

Comprehensive income	34	10	193	75

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of June 30, 2026 and December 31, 2025:

	Upstream	Midstream and Downstream	Total
Balance as of June 30, 2026
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	426	-	426
Property, plant and equipment - Gas stations	-	6	6

	426	6	432

Liabilities directly associated with assets held for sale

Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	975	-	975
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	2	-	2
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	4	-	4

	981	-	981

HORACIO DANIEL MARÍN

President

21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

	Upstream	Midstream and Downstream	Total
Balance as of December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,013	-	1,013
Property, plant and equipment - Gas stations	-	6	6

	1,013	6	1,019

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,172	-	1,172
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	5	-	5
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	4	-	4

	1,181	-	1,181

12.a) Optimization plan of the conventional Upstream portfolio

12.a.1) Description of the Plan

The Optimization plan of the conventional Upstream portfolio is described in Note 11.a.1) to the annual consolidated financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and considers that it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

The updates for the six-month period ended June 30, 2026, related to the assignment agreements that have met the agreed closing conditions and, as a result, the transaction was settled are described below:

●	Manantiales Behr

On May 5, 2026, Decree No. 407/2026 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Manantiales Behr” exploitation concessions, “El Trébol - Caleta Córdova”, “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and materials associated with such concessions, located in the Province of Chubut, in favor of San Benito Upstream S.A.U. (“San Benito”) and PECOM Servicios Energía S.A.U. (“PECOM”).

On May 21, 2026, after the fulfillment of the closing conditions by YPF, San Benito and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of San Benito and PECOM was formalized.

The updates for the six-month period ended June 30, 2026, related to the assignment agreements that remain subject to the fulfillment of the agreed closing conditions are described below:

●	Cerro Fortunoso and Valle del Río Grande

On June 5, 2026, Resolution No. 103/2026 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of the rights and obligations of YPF in the “Cerro Fortunoso” and “Valle del Río Grande” exploitation concessions in favor of Venoil S.A. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

HORACIO DANIEL MARÍN

President

22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

12.a.2) Accounting matters

In relation to the assignment agreements that have met the agreed closing conditions during the six-month period ended June 30, 2026, the Company recognized:

-	A gain from sale of assets in the “Other net operating results” line item in the statement of comprehensive income of 4.

-	A loss from changes in the fair value of assets held for sale under “Other net operating results” line item in the statement of comprehensive income of 133.

-	The derecognition of the carrying amount of the assets held for sale net of the liabilities directly associated with assets held for sale of 195.

Likewise, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a loss for 57 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

13. INVENTORIES

	June 30, 2026		December 31, 2025
Finished goods	1,050	(2)	921
Crude oil and natural gas	455		393	(2)
Products in process	55		39
Raw materials, packaging materials and others	83		94

	1,643	(1)	1,447	(1)

(1)	As of June 30, 2026, and December 31, 2025, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 8 and 21 of provision for inventories write-down as of June 30, 2026 and December 31, 2025, respectively. See Note 2.b.8) to the annual consolidated financial statements.

14. OTHER RECEIVABLES

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	209	147	85	502	(3)
Tax credit and export rebates	104	92	67	99
Loans and balances with related parties (1)	190	45	200	36
Collateral deposits	-	5	-	15
Prepaid expenses	43	58	48	39
Advances and loans to employees	-	6	-	6
Advances to suppliers and custom agents (2)	6	39	6	90
Receivables with partners in JO and Consortiums	230	198	232	299
Insurance receivables	-	7	-	-
Miscellaneous	51	69	49	73

	833	666	687	1,159
Provision for other doubtful receivables	(36)	-	(39)	-

	797	666	648	1,159

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

15. TRADE RECEIVABLES

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	13	2,166	12	1,728
Provision for doubtful trade receivables	(7)	(79)	(7)	(74)

	6	2,087	5	1,654

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables for the six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2024	9	(1)	52

Increases charged to expenses	-		62
Decreases charged to income	-		(8)
Applications due to utilization	-		(20)
Net exchange and translation differences	(2)		(12)

Balance as of December 31, 2025	7	(1)	74

Increases charged to expenses	-		16
Decreases charged to income	-		(7)
Applications due to utilization	-		(2)
Net exchange and translation differences	-		(2)

Balance as of June 30, 2026	7	(1)	79

(1)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.

16. INVESTMENTS IN FINANCIAL ASSETS

	June 30, 2026		December 31, 2025
Investments at fair value through profit or loss
Public securities	1,138	(1)	250
Private securities - NO	18	(2)	12

	1,156		262

(1)	See Note 37.
(2)	Includes 7 of NO from the BNA.

HORACIO DANIEL MARÍN

President

24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

17. CASH AND CASH EQUIVALENTS

	June 30, 2026	December 31, 2025
Cash and banks (1)	322	198
Short-term investments (2)	236	329
Financial assets at fair value through profit or loss (3)	760	406

	1,318	933

(1)	Includes balances granted as collateral, see Note 34.d) to the annual consolidated financial statements.
(2)	Includes 29 and 13 of term deposits and other investments with BNA as of June 30, 2026 and December 31, 2025, respectively.
(3)	See Note 7.

18. PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2024	129	21	99	36	856	59	1,084	116

Increases charged to expenses	41	-	142	-	114	-	297	-
Decreases charged to income	(7)	-	(1)	-	(36)	-	(44)	-
Increases from business combinations	2	-	-	-	12	-	14	-
Applications due to utilization	(1)	(25)	-	(92)	-	(22)	(1)	(139)
Net exchange and translation differences	(28)	(1)	-	-	-	-	(28)	(1)
Result from net monetary position (1)	-	-	-	-	-	-	-	-
Reclassifications and other movements (2)	(25)	25	(172)	174	(515)	54	(712)	253

Balance as of December 31, 2025	111	20	68	118	431	91	610	229

Increases charged to expenses	33	-	65	-	30	-	128	-
Decreases charged to income	(1)	-	(1)	-	(6)	-	(8)	-
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	-	(8)	-	(44)	-	(5)	-	(57)
Net exchange and translation differences	(2)	-	-	-	-	-	(2)	-
Result from net monetary position (1)	-	-	-	-	-	-	-	-
Reclassifications and other movements	(8)	8	(54)	53	(5)	3	(67)	64

Balance as of June 30, 2026	133	20	78	127	450	89	661	236

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 242 and 4 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

Provisions are described in Note 17 to the annual consolidated financial statements.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

The amount accrued of income tax charge for the six-month periods ending June 30, 2026 and 2025 is as follows:

	For the six-month periods ended June 30,
	2026	2025
Current income tax	(783)	(33)
Deferred income tax	(53)	(97)

	(836)	(130)

HORACIO DANIEL MARÍN

President

25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

19. INCOME TAX (cont.)

The effective income tax rate projected at the end of the fiscal year amounts to 34.12%. The difference between this rate and the effective rate as of December 31, 2025 is mainly explained by the effect of adhering in November 2025 to the Regularization plan associated with the calculation of tax loss carryforwards, see Note 18 “Regularization plan associated with the calculation of tax loss carryforwards” section to the annual consolidated financial statements.

As of June 30, 2026 and December 31, 2025 the Group has classified as deferred tax asset 24 and 9, respectively, and as deferred tax liability 446 and 373, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

As of June 30, 2026 and December 31, 2025, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

20. TAXES PAYABLE

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
VAT	-	81	-	41
Withholdings and perceptions	-	83	-	77
Royalties	-	77	-	51
Fuels tax	12	132	18	14
Turnover tax	-	9	-	7
Miscellaneous	-	19	-	27

	12	401	18	217

21. SALARIES AND SOCIAL SECURITY

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Salaries and social security	-	75	-	73
Bonuses and incentives provision	-	135	-	166
Cash-settled share-based payments provision (1)	130	-	58	-
Vacation provision	-	70	-	61
Provision for severance indemnities (2)	-	13	-	31
Miscellaneous	4	7	5	5

	134	300	63	336

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	Includes, mainly, severance indemnities related to the Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements.

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025, is as follows:

Lease liabilities
Balance as of December 31, 2024	776

Increases of leases	216
Financial accretions	65
Decreases of leases	(80)
Payments	(406)

Balance as of December 31, 2025	571

Increases of leases	362
Financial accretions	25
Decreases of leases	(50)
Payments	(194)

Balance as of June 30, 2026	714

HORACIO DANIEL MARÍN

President

26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS

					June 30, 2026			December 31, 2025
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
Financial loans	43.04%	-	43.04%	2026-2027	18	31		61	24
Account overdrafts		-		-	-	-		-	3

					18	31		61	27

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2026-2047	7,666	1,284		7,466	1,486
Exports pre-financing	2.00%	-	8.65%	2026-2029	464	18	(5)	153	197
Imports financing	7.46%	-	7.60%	2026	-	11		-	20
Financial loans (4)	3.00%	-	7.85%	2026-2030	373	233		546	561
Stock market promissory notes	3.95%	-	3.95%	2026	-	30		-	64

					8,503	1,576		8,165	2,328

					8,521	1,607		8,226	2,355

(1)	Nominal annual interest rate as of June 30, 2026.
(2)	Disclosed net of 351 and 175 corresponding to YPF’s own NO repurchased through open market transactions, as of June 30, 2026 and December 31, 2025, respectively.
(3)

Includes 1,043 and 1,475 as of June 30, 2026 and December 31, 2025, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 227 and 233 of loans granted by BNA as of June 30, 2026 and December 31, 2025, respectively.
(5)	Includes 3 as of June 30, 2026 of pre-financing of exports granted by BNA.

Set forth below is the evolution of the loans for six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025:

Loans
Balance as of December 31, 2024	8,942

Proceeds from loans	4,481
Payments of loans	(2,871)
Payments of interest	(670)
Account overdrafts, net	4
Accrued interest (1)	691
Net exchange and translation differences	(14)
Result from net monetary position (2)	(5)
Increases from business combinations	23

Balance as of December 31, 2025	10,581

Proceeds from loans	1,110
Payments of loans	(1,573)
Payments of interest	(372)
Account overdrafts, net	(3)
Accrued interest (1)	383
Net exchange and translation differences	2
Result from net monetary position (2)	-
Increases from business combinations	-

Balance as of June 30, 2026	10,128

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								June 30, 2026		December 31, 2025
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	-	15	-
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	647	19	648	19
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	1	530	2
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	398	-	397	-
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	429	216	537	216
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	559	11	558	11
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	302	64	329	65
January	2023	U.S. dollar	230	Class XXI	-	-	-	-	-	-	154
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	-	38	38	-
June	2023	U.S. dollar	213	Class XXV	-	-	-	-	-	-	188
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-	400	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	-	126	-	133
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	636	192	714	114
May	2024	U.S. dollar	131	Class XXIX	-	-	-	-	-	-	132
July, April	2024/25	U.S. dollar	389	Class XXX	Fixed	1.00%	2026	-	127	-	370
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	1,046	27	1,046	21
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	125	2	125	2
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	24	-	25	-
January (4)	2025	U.S. dollar	1,632	Class XXXIV	Fixed	8.25%	2034	1,624	63	1,080	42
February	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	-	141	140	1
May (2)	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	-	141	139	2
July (2)	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	248	4	248	4
July, August (2)	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	153	9	155	8
August (2)	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	50	-	50	-
October (2)	2025	U.S. dollar	99	Class XLI	Fixed	6.00%	2027	-	100	98	1
December (2)	2025	U.S. dollar	361	Class XLII	Fixed	7.00%	2029	358	2	194	1
April (4)	2026	U.S. dollar	122	Class XLIII	Fixed	5.50%	2030	122	1	-	-

								7,666	1,284	7,466	1,486

(1)	Nominal annual interest rate as of June 30, 2026.
(2)	During the six-month period ended June 30, 2026, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued net of the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)

As of the date of issuance of these condensed interim consolidated financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

HORACIO DANIEL MARÍN

President

28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

24. OTHER LIABILITIES

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	245	175	91	162
Liabilities for contractual claims (1)	7	56	54	56
Provision for operating optimizations (2)	-	50	-	22
Liabilities for agreements (3)	294	455	227	158
Miscellaneous	1	1	1	1

	547	737	373	399

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).
(3)

Includes, mainly, the liabilities related to (i) the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project (see Note 11.a.2) to the annual consolidated financial statements) and (ii) the asset exchange between YPF and Pluspetrol, see Note 4.

25. ACCOUNTS PAYABLE

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,228	4	2,172
Guarantee deposits	1	3	1	3
Payables with partners of JO and Consortiums	-	38	1	48
Miscellaneous	-	17	-	15

	5	2,286	6	2,238

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the six-month periods ended June 30,
	2026	2025
Revenue from contracts with customers	11,490	9,187
National Government incentives (1)	30	62

	11,520	9,249

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. In accordance with Note 25 to the annual consolidated financial statements, revenues from contracts with customers of the Group is classified into the following categories:

●	Breakdown of revenues

Type of good or service

	For the six-month period ended June 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	4,225	-	-	-	4,225
Gasolines	-	2,503	-	-	-	2,503
Natural gas (1)	7	14	758	347	-	1,126
Crude oil	17	563	-	-	-	580
Jet fuel	-	620	-	-	-	620
Lubricants and by-products	-	200	-	-	-	200
LPG	-	209	-	-	-	209
Fuel oil	-	69	-	-	-	69
Petrochemicals	-	347	-	-	-	347
Fertilizers and crop protection products	-	109	-	-	-	109
Flours, oils and grains	-	373	-	-	-	373
Asphalts	-	58	-	-	-	58
Goods for resale at gas stations	-	60	-	-	-	60
Income from services	-	-	-	-	64	64
Income from construction contracts	-	-	-	-	162	162
Virgin naphtha	-	120	-	-	-	120
Petroleum coke	-	148	-	-	-	148
LNG regasification	-	22	-	-	-	22
Other goods and services	28	194	7	89	177	495

	52	9,834	765	436	403	11,490

HORACIO DANIEL MARÍN

President

29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

	For the six-month period ended June 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	3,118	-	-	-	3,118
Gasolines	-	1,960	-	-	-	1,960
Natural gas (1)	19	6	744	335	-	1,104
Crude oil	1	510	-	-	-	511
Jet fuel	-	379	-	-	-	379
Lubricants and by-products	-	210	-	-	-	210
LPG	-	167	-	-	-	167
Fuel oil	-	67	-	-	-	67
Petrochemicals	-	268	-	-	-	268
Fertilizers and crop protection products	-	100	-	-	-	100
Flours, oils and grains	-	313	-	-	-	313
Asphalts	-	52	-	-	-	52
Goods for resale at gas stations	-	62	-	-	-	62
Income from services	-	-	-	1	69	70
Income from construction contracts	-	-	-	-	188	188
Virgin naphtha	-	75	-	-	-	75
Petroleum coke	-	109	-	-	-	109
LNG regasification	-	23	-	-	-	23
Other goods and services	29	152	5	81	144	411

	49	7,571	749	417	401	9,187

(1)	Includes 778 and 776 corresponding to sales of natural gas produced by the Company for the six-month periods ended June 30, 2026 and 2025, respectively.

Sales channels

	For the six-month period ended June 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	4,103	-	-	-	4,103
Power plants	-	-	222	136	-	358
Distribution companies	-	-	189	-	-	189
Retail distribution of natural gas	-	-	-	209	-	209
Industries, transport and aviation	7	2,430	352	39	-	2,828
Agriculture	-	1,123	-	-	-	1,123
Petrochemical industry	-	422	-	-	-	422
Trading	-	1,154	-	-	-	1,154
Oil companies	17	373	-	-	-	390
Commercialization of LPG	-	58	-	-	-	58
Other sales channels	28	171	2	52	403	656

	52	9,834	765	436	403	11,490

	For the six-month period ended June 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	3,317	-	-	-	3,317
Power plants	-	11	221	27	-	259
Distribution companies	-	-	207	-	-	207
Retail distribution of natural gas	-	-	-	212	-	212
Industries, transport and aviation	20	1,865	321	141	-	2,347
Agriculture	-	879	-	-	-	879
Petrochemical industry	-	348	-	-	-	348
Trading	-	869	-	-	-	869
Oil companies	-	93	-	-	-	93
Commercialization of LPG	-	54	-	-	-	54
Other sales channels	29	135	-	37	401	602

	49	7,571	749	417	401	9,187

HORACIO DANIEL MARÍN

President

30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 9,518 and 7,712 for the six-month periods ended June 30, 2026 and 2025, respectively.

Sales in the international market amounted to 1,972 and 1,475 for the six-month periods ended June 30, 2026 and 2025, respectively.

●  Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	12	2,108	11	1,678
Contract assets	-	7	-	3
Contract liabilities	236	192	180	117

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

For the six-month periods ended June 30, 2026 and 2025 the Group has recognized 57 and 54, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the six-month periods ended June 30,
	2026	2025
Inventories at beginning of year	1,447	1,546
Purchases	2,918	2,236
Production costs (1)	4,062	4,457
Translation effect	1	(10)
Inventories write-down (3)	(8)	-
Adjustment for inflation (2)	7	9
Other movements (4)	13	-
Inventories at end of the period	(1,643)	(1,482)

	6,797	6,756

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)	See Note 13.
(4)	Includes, mainly, collection of receivables settled in kind arising from the sale of assets.

HORACIO DANIEL MARÍN

President

31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the six-month periods ended June 30, 2026 and 2025:

	For the six-month period ended June 30, 2026
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	441	238	89		7	775
Fees and compensation for services	33	141	26		-	200
Other personnel expenses	135	19	8		1	163
Taxes, charges and contributions	59	99	523	(1)	-	681
Royalties, easements and fees	625	-	1		1	627
Insurance	21	2	-		-	23
Rental of real estate and equipment	60	2	7		-	69
Survey expenses	-	-	-		2	2
Depreciation of property, plant and equipment	1,361	26	54		-	1,441
Amortization of intangible assets	19	12	-		-	31
Depreciation of right-of-use assets	143	-	6		-	149
Industrial inputs, consumable materials and supplies	182	6	5		1	194
Operation services and other service contracts	101	1	32		4	138
Preservation, repair and maintenance	554	17	17		6	594
Unproductive exploratory drillings	-	-	-		12	12
Transportation, products and charges	290	-	257		-	547
Provision for doubtful receivables	-	-	7		-	7
Publicity and advertising expenses	-	37	16		-	53
Fuel, gas, energy and miscellaneous	38	14	42		3	97

	4,062	614	1,090		37	5,803

(1)	Includes 160 corresponding to export withholdings and 328 corresponding to turnover tax.
(2)	Includes 19 corresponding to research and development activities.

	For the six-month period ended June 30, 2025
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	532	143	75		2	752
Fees and compensation for services	55	131	23		-	209
Other personnel expenses	151	17	7		2	177
Taxes, charges and contributions	36	102	453	(1)	-	591
Royalties, easements and fees	543	-	1		3	547
Insurance	35	2	1		-	38
Rental of real estate and equipment	128	-	7		-	135
Survey expenses	-	-	-		21	21
Depreciation of property, plant and equipment	1,350	22	50		-	1,422
Amortization of intangible assets	21	10	-		-	31
Depreciation of right-of-use assets	134	-	7		-	141
Industrial inputs, consumable materials and supplies	258	4	6		2	270
Operation services and other service contracts	172	8	27		8	215
Preservation, repair and maintenance	749	16	19		11	795
Unproductive exploratory drillings	-	-	-		1	1
Transportation, products and charges	246	-	244		-	490
Provision for doubtful receivables	-	-	22		-	22
Publicity and advertising expenses	-	29	20		-	49
Fuel, gas, energy and miscellaneous	47	7	45		1	100

	4,457	491	1,007		51	6,006

(1)	Includes 137 corresponding to export withholdings and 282 corresponding to turnover tax.
(2)	Includes 16 corresponding to research and development activities.

HORACIO DANIEL MARÍN

President

32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the six-month periods ended June 30,
	2026	2025
Lawsuits	(30)	(15)
Export Increase Program (1)	-	19
Result from sale of assets (2)	4	182
Result from changes in fair value of assets held for sale (2)	(133)	(244)
Provision for severance indemnities (2)	6	(26)
Provision for operating optimizations (2)	(57)	(30)
Provision for obsolescence of materials and equipment (2)	20	(259)
Result from revaluation of companies (3)	-	45
Result from liabilities for agreements	(82)	-
Other insurance income	8	-
Miscellaneous	(19)	(21)

	(283)	(349)

(1)	See Note 35.j) to the annual consolidated financial statements.
(2)	See Note 11.a.2) to the annual consolidated financial and Note 12.a.2).
(3)	See Note 3 to the annual consolidated financial.

30. NET FINANCIAL RESULTS

	For the six-month periods ended June 30,
	2026	2025
Financial income
Interest on cash and cash equivalents and investments in financial assets	18	15
Interest on trade receivables	36	20
Other financial income	41	9

Total financial income	95	44

Financial costs
Loan interest	(377)	(321)
Hydrocarbon well abandonment provision financial accretion (1)	(100)	(172)
Other financial costs	(139)	(71)

Total financial costs	(616)	(564)

Other financial results
Exchange differences generated by loans	(2)	(1)
Exchange differences generated by cash and cash equivalents and investments in financial assets	(9)	(39)
Other exchange differences, net	40	36
Result on financial assets at fair value through profit or loss	93	54
Result from derivative financial instruments	(6)	2
Result from net monetary position	(52)	(33)

Total other financial results	64	19

Total net financial results	(457)	(501)

(1)

Includes 70 and 113 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the six-month periods ending June 30, 2026 and 2025, respectively, see Notes 2.b.13) and 11.a) to the annual consolidated financial statements.

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of June 30, 2026 and December 31, 2025, and expenses for the six-month periods ended June 30, 2026 and 2025, of JO and Consortiums in which the Group participates are as follows:

	June 30, 2026	December 31, 2025
Non-current assets (1)	7,201	6,936
Current assets	331	337

Total assets	7,532	7,273

Non-current liabilities	249	245
Current liabilities	701	557

Total liabilities	950	802

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the six-month periods ended June 30,
	2026	2025
Production cost	1,495	1,317
Exploration expenses	5	6

HORACIO DANIEL MARÍN

President

33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

32. SHAREHOLDERS’ EQUITY

As of June 30, 2026, the Company’s capital amounts to 3,916 and treasury shares amount to 17 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of $ 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. See “Stock split on YPF’s ordinary shares” section.

As of June 30, 2026, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the six-month period ended June 30, 2026, the Company has repurchased 461,311 of its own shares issued for an amount of 27 plus commissions, for purposes of compliance with the share-based benefit plans (see Note 38). During the six-month period ended June 30, 2025, the Company has not repurchased any of its own shares.

On April 30, 2026, the Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) for the fiscal year ended December 31, 2025, and, in addition, in relation to the retained earnings as of December 31, 2025, approved: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 756 (1,096,460 million of pesos) (iii) allocate the amount of 27 (38,468 million of pesos) to appropriate a reserve for purchase of treasury shares; and (iv) allocate the amount of 5,802 (8,415,450 million of pesos) to appropriate a reserve for investments.

Stock split on YPF’s ordinary shares

The Shareholders’ Meeting aforementioned approved the change of the par value of the Company’s shares from $ 10 (ten pesos) to $ 1 (one peso) per share, which means that for every share with a par value of $ 10 outstanding, 10 shares with a par value of $1 each were issued, while the Company’s capital stock remains unchanged. Effective August 4, 2026, the distribution of shares and the change in par value (“Split”) took effect simultaneously. In accordance with the aforementioned, after the Split, the Company’s capital remains at 3,933, represented by 3,933,127,930 book-entry shares of common stock with a par value of $ 1 each. Likewise, the Split did not change the proportion of each shareholder’s equity interest or their economic or voting rights, but only changed the number of shares outstanding and their par value per share.

33. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the six-month periods ended June 30,
	2026	2025
Net profit	1,605	34
Weighted average number of shares outstanding	3,918,520,757	3,922,052,100
Basic and diluted earnings per share	0.41	0.01

In accordance with IAS 33, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

Contingent assets and liabilities are described in Note 33 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2026, are described below:

●  Asociación Superficiarios de la Patagonia (“ASSUPA”)

Concessionary companies in the Neuquina basin areas

On May 21, 2026, the CSJN issued a final ruling dismissing the lawsuit filed by ASSUPA, finding that it did not meet the minimum requirements necessary to ensure an adequate defense in court. Based on this judgment, ASSUPA’s claim has been definitively dismissed in these proceedings.

HORACIO DANIEL MARÍN

President

34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

34. CONTINGENT ASSETS AND LIABILITIES (cont.)

●

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On March 10, 2026, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the Republic filed a motion to stay its appeal of the turnover order with the consent of Bainbridge Fund Ltd., until confirmation of a settlement between the parties. On March 16, 2026, the Court of Appeals ordered that the Republic’s appeal of the turnover order be held in abeyance pending settlement.

On March 18, 2026, the Court of Appeals stayed all post-judgment proceedings in the District Court, including discovery, pending the appeals of the District Court’s September 15, 2023 judgment.

On March 27, 2026, briefing was completed in YPF’s appeals of the District Court’s September 17, 2025 and November 10, 2025 orders. Oral argument was calendared for April 16, 2026.

Likewise, on March 27, 2026, the Court of Appeals issued its decision in the appeals of the District Court’s September 15, 2023 judgment. The Court of Appeals’ decision affirmed the District Court’s determination that YPF has no contractual liability and owes no damages to Plaintiffs, and affirmed the dismissal of all of Plaintiffs’ claims against YPF. In addition, the Court of Appeals reversed the District Court’s judgment against the Republic on the basis that Plaintiffs’ contract claim is not cognizable under Argentine law and vacated the turnover order in Plaintiffs’ proceedings. YPF is not a party to the turnover proceedings.

On April 2, 2026, the Court of Appeals directed the parties to submit letter briefing regarding whether, in light of its March 27, 2026 decision, the other pending appeals, including YPF’s appeals, should be dismissed as moot.

On April 6, 2026, the District Court stayed all proceedings pending receipt of the mandate from the Court of Appeals and denied Plaintiffs’ motion for sanctions and contempt against the Republic as moot, without prejudice to refiling. YPF is not a party to this motion.

On April 9, 2026, the Court of Appeals granted Plaintiffs’ motion for an extension of time to file a petition for rehearing, and set May 8, 2026, as the deadline.

On April 10, 2026, after receiving briefs from all parties, the Court of Appeals adjourned the oral arguments scheduled for April 16 and held the pending appeals in abeyance, pending resolution of any rehearing or certiorari petitions related to the March 27, 2026 decision.

On May 8, 2026, Plaintiffs sought en banc rehearing of the Court of Appeals’ March 27, 2026 decision.

On June 2, 2026, the Court of Appeals denied Plaintiffs’ petition for rehearing en banc filed on May 8, 2026.

On June 10, 2026, the Court of Appeals’ mandate issued, concluding the appeal and remanding the case to the District Court for further proceedings in accordance with the Court of Appeals’ March 27, 2026 decision.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

HORACIO DANIEL MARÍN

President

35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 34 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2026, are described below:

CENCH in the Province of Neuquén

Within the framework of the asset exchange agreement between YPF and Pluspetrol (see Note 4), on May 29, 2026, through several decrees issued by the Executive Branch of the Province of Neuquén, the granting of the CENCH in the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte” and “Las Tacanas I and II” blocks was approved for a term of 35 years. As of the date of issuance of these condensed interim consolidated financial statements, YPF holds 100% interest in those blocks, and the commitments undertaken include investments and payments related to infrastructure and corporate social responsibility contributions.

Additionally, on June 4, 2026, an Agreement was executed with the Province of Neuquén in connection with the LNG capacity development project in Argentina (“Argentina LNG Project”), which establishes certain benefits and obligations, including: (i) a reduction in the royalty rate applicable to natural gas; (ii) an exemption from the turnover tax; (iii) the establishment of dispute resolution mechanisms through arbitration by the International Chamber of Commerce of Paris and, for certain matters, before the local courts of Neuquén; and (iv) tax stability, among others. Accordingly, the concessionaire’s main obligation consists of carrying out infrastructure projects in the Province of Neuquén for a total amount of 175. As of the date of issuance of these condensed interim consolidated financial statements, the Agreement is subject to the fulfillment of closing conditions, including the signing of the Final Investment Decision (“FID”) for the Argentina LNG Project.

Argentina LNG Project

In June 2026, YPF signed agreements with Eni Argentina LNG B.V. (“Eni”) and XRG ARG LIMITED (“XRG”) to incorporate these companies in the development of the Argentina LNG Project through the sale of equity interests in the subsidiary UPCO ARLNG I S.A.U. (“UPCO ARLNG”), a company wholly owned by YPF, which will hold the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte”, and “Las Tacanas I and II” blocks. As of the date of issuance of these condensed interim consolidated financial statements, these agreements are subject to the fulfillment of closing conditions, including the regulatory authority’s approval of the transfer of these YPF blocks to UPCO ARLNG.

Within this context, Eni and XRG will acquire 32% of UPCO ARLNG’s capital stock, respectively, while YPF will retain a 36% of the capital stock. As of the closing date of this transaction, the aforementioned blocks located in the Vaca Muerta formation will be dedicated to the development of the Argentina LNG Project.

The Argentina LNG Project is an integrated initiative that combines the development of unconventional natural gas resources in the Vaca Muerta formation with midstream and liquefaction infrastructure, with the objective of supplying liquefied natural gas to international markets.

36. MAIN REGULATIONS

Main regulations are described in Note 35 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2026, are described below:

●  Regulations applicable to the Downstream activities

On July 22, 2026, Resolution SE No. 166/2026 was published, establishing the “Export operations registry,” intended to record notifications, objections, and certificates of free export, and repeals Decree No. 645/2002 and Resolutions SE No. 303/1994, SRH No. E-241/2017, and SE No. 175/2023.

The Resolution establishes that exports of crude oil, gasoline (except aviation), diesel, propane, butane, and LPG must be reported. The Undersecretariat of Hydrocarbons will be the authority responsible for granting or objecting to certificates of free export, and may object to the export (in whole or in part) based solely on technical and/or economic grounds arising from the procedure for the export of liquid hydrocarbons and their derivatives set forth in Resolution SE No. 166/2026.

HORACIO DANIEL MARÍN

President

36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

●  Regulations applicable to natural gas and LNG activities

On March 13, 2026, in the context of the emergency in the national energy sector (see Note 35.e) to the annual consolidated financial statements), SE Resolution No. 66/2026 was published, establishing the “Reconfiguration of the Natural Gas Transportation System”. On April 14, 2026, ENARGAS Resolution No. 409/2026 was published, which, among other things, instructs transporters and distributors to enter into new firm transportation contracts or to adjust existing ones in accordance with SE Resolution No. 66/2026. Likewise, on May 1, 2026, the applicable regulatory framework defined by ENARGAS entered into force.

●  Investment incentive programs

On June 26, 2026, Resolution No. 873/2026 of the Ministry of Economy was published, approving the Group’s participation in the Large Investment Incentive Regime (“RIGI”) for the following project:

-	San Matías Pipeline Project, through our subsidiary Sur Inversiones Energéticas, for the construction of a dedicated natural gas pipeline to transport natural gas for liquefaction.

●  Tax Regulations

On March 6, 2026, Law No. 27,802, the “Labor Modernization Law” was published, introducing amendments to the Income Tax Law. The law establishes that loss carryforwards arising in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation in the CPI published by INDEC between the closing month of the fiscal year in which such loss carryforwards originated and the closing month of the fiscal year in which they are settled. Likewise, the Labor Modernization Law introduced changes to Argentina’s labor regime related to the severance indemnity schemes, the collective negotiation frameworks, the calculation of interest in labor proceedings, among other things.

●  Export duties

On June 3, 2026, Decree No. 423/2026 was published, which established a gradual and permanent reduction scheme in export duty on products such as soybean, soybean products such as soybean oil and soybean meal, and grains such as wheat, corn and sorghum. The Decree established a phased reduction in the rates depending on the product: (i) in the case of soybean, the rate will begin to be reduced monthly starting in January 2027 until it reaches 15.0% in December 2028; (ii) for soybean byproducts such as soybean oil and soybean meal, rates will begin to decrease monthly starting in January 2027 until they reach 14.0% in December 2028; (iii) for corn, the rate will begin to decrease quarterly starting in January 2027 until it reaches 5.5% in December 2028; and (iv) for wheat, the rate was reduced once in June 2026, settling at 5.5%.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN

President

37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of June 30, 2026 and December 31, 2025:

	June 30, 2026
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	7	15	4	37	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	78	-	7	-	5
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	15	-	-	-	-
OTA	-	-	-	-	2	-	-

	-	7	108	4	46	-	5

Associates:
CDS	-	-	31	-	-	-	-
YPF Gas	-	6	20	-	2	-	-
Oldelval	146	24	-	3	15	-	-
Termap	-	-	-	-	3	-	-
GPA	-	-	-	-	2	-	-
OTAMERICA	44	2	-	-	5	-	-
Gas Austral	-	-	-	-	-	-	-
VMOS	-	6	47	-	-	68	-

	190	38	98	3	27	68	-

	190	45	206	7	73	68	5

	December 31, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	6	6	4	32	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	33	-	-	-	3
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	1	-	-	4	-	-

	-	7	39	4	36	-	3

Associates:
CDS	-	-	1	-	-	-	-
YPF Gas	-	-	10	-	1	-	-
Oldelval	154	13	-	4	33	-	-
Termap	-	-	-	-	2	-	-
GPA	-	-	-	-	2	-	-
OTAMERICA	46	-	1	1	3	-	-
Gas Austral	-	-	-	-	-	-	-
VMOS	-	16	53	-	-	44	-

	200	29	65	5	41	44	-

	200	36	104	9	77	44	3

(1)	See Note 3 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the six-month periods ended June 30, 2026 and 2025:

	For the six-month period ended June 30,
	2026			2025
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	19	62	-	11	68	-
Profertil (1)	-	-	-	39	44	-
MEGA	161	15	-	186	1	-
Refinor (1)	-	-	-	33	5	-
CT Barragán	12	-	-	-	-	-
OTA	-	9	-	-	12	-

	192	86	-	269	130	-

Associates:
CDS	41	-	-	5	-	-
YPF Gas	46	1	1	44	2	-
Oldelval	-	71	-	-	47	-
Termap	-	11	-	-	11	-
GPA	-	12	-	-	11	-
OTAMERICA	-	24	-	-	27	-
Gas Austral	1	-	-	2	-	-
VMOS	78	-	-	22	-	-

	166	119	1	73	98	-

	358	205	1	342	228	-

(1)	See Note 3 to the annual consolidated financial statements

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (12)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		June 30, 2026	December 31, 2025	For the six-month periods ended June 30,
Client / Suppliers	Ref.			2026	2025
SE	(1)(11)	50	41	27	57
SE	(2)(11)	2	1	2	3
SE	(3)(11)	3	4	1	2
SE	(4)(11)	5	5	-	-
Secretary of Transport	(5)(11)	3	4	-	-
CAMMESA	(6)	88	87	253	231
CAMMESA	(7)	(2)	(1)	(10)	(5)
ENARSA	(8)	149	127	126	134
ENARSA	(9)	(39)	(33)	(25)	(21)
Aerolíneas Argentinas S.A.	(10)	63	33	194	144

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement” section to the annual consolidated financial statements.
(3)	Compensation for the lower income that natural gas distribution services by companies receive from their users, see Note 35.c.3) to the annual consolidated financial statements.
(4)	Compensation by Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(5)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 36 to the annual consolidated financial statements.
(6)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(7)	Purchases of electrical energy.
(8)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(9)	Purchases of natural gas and crude oil.
(10)	Sales of jet fuel.
(11)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.
(12)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN

President

39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of June 30, 2026, the Group holds Bonds of the Argentine Republic 2029 and 2030, National Treasury Bills issued by the National Government and BCRA bonds (BOPREAL, for its acronym in spanish) identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the six-month periods ended June 30, 2026 and 2025, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 25 and 240, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of June 30, 2026 and December 31, 2025 amounts to 1 and 62 respectively. See Note 36 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the six-month periods ended June 30, 2026 and 2025:

	For the six-month periods ended June 30,
	2026	2025
Short-term benefits (1)	21	14
Long-term Plan - Value Generation Plan	59	5

	80	19

(1)	Does not include social security contributions of 5 and 3 for the six-month periods ended June 30, 2026 and 2025, respectively.

38.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 3 and 2 for the six-month periods ended June 30, 2026 and 2025, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 142 and 89 for the six-month periods ended June 30, 2026 and 2025 respectively.

Long-term Plan

The amount charged to expense in relation to these share-based benefit plans was 7 and 5 to be settled in equity instruments, for the six-month periods ended June 30, 2026 and 2025, respectively.

Value Generation Plan

As of June 30, 2026, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 28.06 per PSARs. The charge to expense related to the Value Generation Plan was 73 and 1, for the six-month periods ended June 30, 2026 and 2025, respectively. As of December 31, 2025, weighted average fair value was US$ 20.84 per PSARs.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies related to the Long-term Plan and the Value Generation Plan. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN

President

40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, or as otherwise indicated)

39.	SUBSEQUENT EVENTS

Issuance of ON

On August 7, 2026, the Company issued Additional Class XLIII NO in the local market, maturing in March 2030, for a nominal amount of 171. The NO were issued at a price of 101.72%, resulting in a yield of 5.50%. The principal will be amortized in a single installment upon maturity.

Optimization plan of the conventional Upstream portfolio

As part of the optimization plan of the conventional Upstream portfolio (see Note 12), on July 8, 2026, YPF’s Board of Directors approved the disposal of new groups of assets related to areas in the Provinces of Mendoza and La Pampa.

In relation to the aforementioned, on August 5, 2026, YPF signed agreements for (i) the assignment by YPF to San Benito Upstream S.A.U. of its interest in the “CNQ-7 Gobernador Ayala”, “CNQ-7A” and “Jagüel Casa de Piedra” exploitation concessions, located in the Provinces of Mendoza and La Pampa, and (ii) the assignment by YPF to Energía Mendocina S.A. and Compañía Andina de Petróleo y Gas S.A. of its interest in the “Chachahuén Sur”, “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza. The sale price of the transactions amounted to 205 and 200, respectively, subject to the applicable price adjustments in each case. As of the date of issuance of these condensed interim consolidated financial statements, these assignment agreements are subject to the fulfillment of closing conditions.

The disposal of these groups of assets did not meet the IFRS 5 “Non-current assets held for sale and discontinued operations” held for sale criteria as of June 30, 2026, accordingly these disposal groups of assets were not classified as held for sale as of that date. The assets and liabilities comprising the transactions to be classified as held for sale are property, plant and equipment with a carrying amount of 269, and the related provision for hydrocarbon well abandonment obligations with a carrying amount of 75, as of June 30, 2026.

Sale of equity participation in Metrogas and Metroenergía

As part of the Company’s asset portfolio assessment, on August 10, 2026, YPF’s Board of Directors approved the signing of a share purchase and sale agreement with Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF agreed to transfer (i) 70% of the shares and capital stock of Metrogas and (ii) 5% of the shares and capital stock of Metroenergía. The sale price of the transactions amounts to 780, and as a result of the transaction, YPF will dispose of its entire equity participation in those subsidiaries.

Likewise, the closing of the transaction is subject to the fulfillment of conditions precedent, including, among others, obtaining applicable regulatory approvals, such as approval from the National Regulatory Agency for Gas and Electricity (ENReGE).

As of the date of issuance of these condensed interim consolidated financial statements and due to the recent timing of the transaction, the Group is in the process of determining the accounting impact of this transaction.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of June 30, 2026, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 10, 2026.

HORACIO DANIEL MARÍN

President

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2026

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

1

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	IFRS Interpretations Committee
IFRS	IFRS Accounting Standards
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana—Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	Oleoducto Trasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A.
OTC	Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

2

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 50 beginning on January 1, 2026.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2026, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on July 15, 2026, under No. 12,932, Book 127 of Corporations.

Capital structure

3,933,127,930 shares of common stock, $ 1 par value and 1 vote per share (see Note 32).

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	Notes	June 30, 2026	December 31, 2025
ASSETS
Non-current assets
Intangible assets	8	1,594,734	1,548,809
Property, plant and equipment	9	30,190,549	27,682,554
Right-of-use assets	10	1,018,002	779,202
Investments in associates and joint ventures	11	3,035,729	2,334,746
Deferred income tax assets, net	19	35,461	13,055
Other receivables	14	1,177,963	940,204
Trade receivables	15	9,251	7,497

Total non-current assets		37,061,689	33,306,067

Current assets
Assets held for sale	12	638,338	1,479,221
Inventories	13	2,426,839	2,098,590
Contract assets	26	9,746	4,522
Other receivables	14	985,472	1,681,800
Trade receivables	15	3,082,959	2,399,905
Investments in financial assets	16	1,707,910	380,569
Cash and cash equivalents	17	1,947,666	1,352,703

Total current assets		10,798,930	9,397,310

TOTAL ASSETS		47,860,619	42,703,377

SHAREHOLDERS’ EQUITY
Capital		3,916	3,921
Adjustment to capital		6,074	6,081
Treasury shares		17	12
Adjustment to treasury shares		27	20
Share-based benefit plans		19,130	9,323
Acquisition cost of treasury shares		(72,969)	(34,274)
Share trading premiums		14,021	13,707
Issuance premiums		640	640
Legal reserve		1,162,287	1,141,047
Reserve for investments		8,572,097	9,553,655
Reserve for purchase of treasury shares		39,184	48,146
Other comprehensive income		6,337,651	6,039,399
Unappropriated retained earnings and losses		2,422,437	(1,096,460)

Shareholders’ equity attributable to shareholders of the parent company		18,504,512	15,685,217

Non-controlling interest		397,541	333,766

TOTAL SHAREHOLDERS’ EQUITY		18,902,053	16,018,983

LIABILITIES
Non-current liabilities
Provisions	18	976,216	884,901
Contract liabilities	26	348,956	261,205
Deferred income tax liabilities, net	19	660,232	541,035
Income tax liability		1,183,880	1,204,132
Taxes payable	20	18,284	26,749
Salaries and social security	21	197,937	90,400
Lease liabilities	22	606,668	396,386
Loans	23	12,590,269	11,931,848
Other liabilities	24	807,707	541,608
Accounts payable	25	7,035	8,404

Total non-current liabilities		17,397,184	15,886,668

Current liabilities
Liabilities directly associated with assets held for sale	12	1,448,817	1,713,545
Provisions	18	348,608	332,986
Contract liabilities	26	284,012	169,937
Income tax liability		1,155,291	105,232
Taxes payable	20	592,786	315,457
Salaries and social security	21	442,959	486,905
Lease liabilities	22	448,992	432,437
Loans	23	2,373,512	3,415,028
Other liabilities	24	1,088,921	580,311
Accounts payable	25	3,377,484	3,245,888

Total current liabilities		11,561,382	10,797,726

TOTAL LIABILITIES		28,958,566	26,684,394

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47,860,619	42,703,377

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2026 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the six-month periods ended June 30,		For the three-month periods ended June 30,
	Notes	2026	2025	2026	2025
Net income

Revenues	26	16,278,459	10,283,783	9,322,025	5,412,963
Costs	27	(9,611,501)	(7,541,498)	(5,133,429)	(4,038,433)

Gross profit		6,666,958	2,742,285	4,188,596	1,374,530

Selling expenses	28	(1,542,795)	(1,121,400)	(854,780)	(596,028)
Administrative expenses	28	(868,149)	(548,110)	(454,688)	(272,328)
Exploration expenses	28	(51,958)	(55,827)	(24,441)	(23,332)
Inventories write-down and reversal of impairment losses of property, plant and equipment	27	(11,434)	10,460	(11,434)	10,460
Other net operating results	29	(397,639)	(386,695)	(290,129)	(44,398)

Operating profit		3,794,983	640,713	2,553,124	448,904

Income from equity interests in associates and joint ventures	11	303,624	91,349	137,279	5,315

Financial income	30	134,408	47,172	87,980	29,495
Financial costs	30	(853,332)	(608,870)	(431,130)	(312,153)
Other financial results	30	102,334	39,381	180,030	10,434

Net financial results	30	(616,590)	(522,317)	(163,120)	(272,224)

Net profit before income tax		3,482,017	209,745	2,527,283	181,995

Income tax	19	(1,167,083)	(148,050)	(824,210)	(107,330)

Net profit for the period		2,314,934	61,695	1,703,073	74,665

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(24,156)	(156,098)	(93,773)	(116,066)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		260,667	184,678	99,127	86,330
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		360,199	1,987,054	1,200,444	1,494,944

Other comprehensive income for the period		596,710	2,015,634	1,205,798	1,465,208

Total comprehensive income for the period		2,911,644	2,077,329	2,908,871	1,539,873

Net profit for the period attributable to:
Shareholders of the parent company		2,302,076	44,178	1,695,787	64,042
Non-controlling interest		12,858	17,517	7,286	10,623
Other comprehensive income for the period attributable to:
Shareholders of the parent company		545,793	1,980,735	1,186,527	1,449,217
Non-controlling interest		50,917	34,899	19,271	15,991
Total comprehensive income for the period attributable to:
Shareholders of the parent company		2,847,869	2,024,913	2,882,314	1,513,259
Non-controlling interest		63,775	52,416	26,557	26,614
Earnings per share attributable to shareholders of the parent company:
Basic and diluted (3)	33	587.49	11.26	432.86	16.33

(1)    Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

(2)    Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1).

(3)    In accordance with IAS 33 “Earnings per share”, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the six-month period ended June 30, 2026
	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to capital	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,921	6,081	12	20	9,323	(34,274)	13,707	640	1,141,047	9,553,655	48,146	6,039,399		(1,096,460)	15,685,217	333,766	16,018,983
Accrual of share-based benefit plans (3)	-	-	-	-	10,151	-	-	-	-	-	-	-		-	10,151	-	10,151
Repurchase of treasury shares	(5)	(7)	5	7	-	(38,468)	-	-	-	-	-	-		-	(38,468)	-	(38,468)
Settlement of share-based benefit plans	-	-	-	-	(344)	(227)	314	-	-	-	-	-		-	(257)	-	(257)
Release of reserves (5)	-	-	-	-	-	-	-	-	-	(9,553,655)	(48,146)	-		9,601,801	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	-	8,415,450	38,468	-		(8,453,918)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	21,240	156,647	716	298,252		68,938	545,793	50,917	596,710
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	-		2,302,076	2,302,076	12,858	2,314,934

Balance as of June 30, 2026	3,916	6,074	17	27	19,130	(72,969)	14,021	640	1,162,287	8,572,097	39,184	6,337,651	(1)	2,422,437	18,504,512	397,541	18,902,053

(1)

Includes 6,649,367 related to the effect of the translation of the shareholders’ contributions (see Note 36 “Effect of the translation of the shareholders’ contributions” section). (3,495,892) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 3,184,176 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 38.
(4)	Includes 92,157 and 51,423 restricted to the distribution of retained earnings as of June 30, 2026, and December 2025, respectively. See Note 31 to the annual consolidated financial statements.
(5)	As decided in the Shareholders’ Meeting on April 30, 2026.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the six-month period ended June 30, 2025
	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to capital	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	3,922	6,083	11	18	3,563	(9,655)	2,546	640	810,651	4,365,198	36,708	4,296,133		2,491,779	12,007,597	224,363	12,231,960
Accrual of share-based benefit plans (3)	-	-	-	-	5,824	-	-	-	-	-	-	-		-	5,824	-	5,824
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-
Settlement of share-based benefit plans	-	-	-	-	(140)	(140)	115	-	-	-	-	-		-	(165)	-	(165)
Release of reserves (5)	-	-	-	-	-	-	-	-	-	(4,365,198)	(36,708)	-		4,401,906	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	-	6,787,343	34,205	-		(6,821,548)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	133,732	1,119,698	5,643	716,287		5,375	1,980,735	34,899	2,015,634
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	-		44,178	44,178	17,517	61,695

Balance as of June 30, 2025	3,922	6,083	11	18	9,247	(9,795)	2,661	640	944,383	7,907,041	39,848	5,012,420	(1)	121,690	14,038,169	276,779	14,314,948

(1)  Includes 5,402,764 related to the effect of the translation of the shareholders’ contributions (see Note 36 “Effect of the translation of the shareholders’ contributions” section). (2,517,078) related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 2,126,734 related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 38.
(4) Includes 84,059 and 72,137 restricted to the distribution of retained earnings as of June 30, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.
(5) As decided in the Shareholders’ Meeting on April 30, 2025.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED) (Amounts expressed in millions of Argentine pesos)

	For the six-month periods ended June 30,
	2026	2025
Cash flows from operating activities
Net profit	2,314,934	61,695
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(303,624)	(91,349)
Depreciation of property, plant and equipment	2,033,646	1,570,182
Amortization of intangible assets	45,893	34,782
Depreciation of right-of-use assets	209,422	154,285
Retirement of property, plant and equipment and intangible assets and consumption of materials	201,774	223,934
Charge on income tax	1,167,083	148,050
Net increase in provisions	249,025	567,713
Inventories write-down and reversal of impairment losses of property, plant and equipment	11,434	(10,460)
Effect of changes in exchange rates, interest and others	557,480	489,054
Share-based benefit plans	10,151	5,824
Result from sale of assets	(5,475)	(203,071)
Result from changes in fair value of assets held for sale	184,397	266,247
Result from revaluation of companies	-	(52,934)
Result from liabilities for agreements	119,833	-
Other insurance income	(11,401)	-
Changes in assets and liabilities:
Trade receivables	(520,938)	(333,322)
Other receivables	2,389	(214,810)
Inventories	(290,085)	82,491
Accounts payable	(389,530)	(181,303)
Taxes payable	270,492	61,245
Salaries and social security	47,672	(80,263)
Other liabilities	590,679	(438,405)
Decrease in provisions due to payment/use	(83,553)	(107,396)
Contract assets	(5,224)	6,184
Contract liabilities	173,476	123,254
Dividends received	96,366	179,174
Proceeds from collection of profit loss insurance	1,146	5,372
Income tax payments	(47,663)	(133,560)

Net cash flows from operating activities (1) (2)	6,629,799	2,132,613

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(3,747,742)	(2,770,358)
Additions of assets held for sale	(11,317)	(42,816)
Contributions and acquisitions of interests in associates and joint ventures	(331,254)	(86,491)
Acquisitions from business combinations net of cash and cash equivalents	-	(240,838)
(Payments) / proceeds net from the purchase and sale of financial assets	(1,166,566)	161,509
Interests received from financial assets	2,473	3,034
Proceeds from concessions, assignment agreements and sale of assets	814,754	75,714

Net cash flows used in investing activities	(4,439,652)	(2,900,246)

Financing activities: (3)
Payments of loans	(2,234,619)	(1,468,867)
Payments of interests	(531,511)	(349,993)
Proceeds from loans	1,547,031	2,429,371
Account overdrafts, net	(4,637)	294
Repurchase of treasury shares	(38,468)	-
Payments of leases	(272,055)	(224,305)
Payments of interests in relation to income tax	(78,737)	(876)

Net cash flows (used in) / from financing activities	(1,612,996)	385,624

Effect of changes in exchange rates on cash and cash equivalents	17,812	158,820

Increase / (Decrease) in cash and cash equivalents	594,963	(223,189)

Cash and cash equivalents at the beginning of the fiscal year	1,352,703	1,151,868
Cash and cash equivalents at the end of the period	1,947,666	928,679

Increase / Decrease in cash and cash equivalents	594,963	(223,189)

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 53,620 and 35,548 for the six-month periods ended June 30, 2026 and 2025, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month periods ended June 30,
	2026	2025
Unpaid acquisitions of property, plant and equipment and intangible assets	1,189,578	674,468
Unpaid additions of assets held for sale	1,246	1,417
Additions of right-of-use assets	518,345	197,954
Capitalization of depreciation of right-of-use assets	24,703	35,904
Capitalization of financial accretion for lease liabilities	2,198	5,347
Capitalization in associates and joint ventures	-	13,726
Liabilities arising from company acquisitions	121,700	16,110
Unpaid receivables from the sale of assets	722,174	462,230
Liabilities arising from asset exchange	321,668	-

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of June 30, 2026, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Midstream and Downstream
-	LNG and Integrated Gas
-	New Energies
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6. The following table presents the main companies of the Group as of June 30, 2026, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
SC Gas	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI	Argentina	Hydrocarbon exploitation	100%	Subsidiary
Bandurria Sur Participaciones (5)	Argentina	Hydrocarbon exploitation	16.30%	Associate

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	29.82%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (4)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.
(3)	See Note 34.d) to the annual consolidated financial statements.
(4)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(5)

As of June 30, 2026, the shares of Bandurria Sur Participaciones are pledged in guarantee for the obligations assumed in relation to the contingent consideration contemplated in the agreements entered into with Vista (see Note 4).

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the six-month period ended June 30, 2026, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2025 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s Rules have been included.

These condensed interim consolidated financial statements corresponding to the six-month period ended June 30, 2026, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the six-month period ended June 30, 2026 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax described in Note 19.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the CNV rules, the Company must present its financial statements in pesos.

Adoption of new standards, interpretations and amendments

The Company has adopted all standards, interpretations and amendments issued by the IASB that are relevant to its operations and are mandatory effective January 1, 2026, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB during the six-month period ended June 30, 2026, whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

•	IFRS 20 “Regulatory assets and regulatory liabilities”

In May 2026, the IASB issued IFRS 20 which replaces IFRS 14 “Regulatory deferral accounts”, with the objective of providing more complete information about the effects of rate regulation on the financial performance and financial position of entities subject to a rate regulation agreement. This standard is effective for fiscal years beginning on or after January 1, 2029.

IFRS 20 establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, liabilities, income and expense arising from differences in timing between the period in which an entity provides regulatory goods or services and the period in which the entity collects payment from customers through regulated rates.

As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 20.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

•	Amendments to IAS 28 - Fair value option for investments in associates and joint ventures

In June 2026, the IASB issued amendments to IAS 28, with the objective of clarifying which entities are eligible to apply the fair value measurement option for certain investments in associates and joint ventures, which are effective when an entity first applies IFRS 18 “Presentation and disclosure in financial statements”.

The amendments specify which entities are within the scope of the option provided for in IAS 28 to measure investments in associates or joint ventures at fair value through profit or loss in accordance with IFRS 9 “Financial instruments”, instead of applying the equity method, limiting this option to venture capital organizations, mutual funds, unit trusts and similar entities.

As of the date of issuance of these condensed interim consolidated financial statements, the Group anticipates that the application of these amendments will not have a significant impact on its financial statements.

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such commission. Consequently, standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements have not been adopted by the Group.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2025 and for the six-month period ended June 30, 2025 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the six-month period ended June 30, 2026 are described below:

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset exchange agreement with Pluspetrol (see Note 38 to the annual consolidated financial statements). On April 30, 2026, after the fulfillment of the closing conditions, the asset exchange agreement between YPF and Pluspetrol was completed, as a result of which YPF, which owned 50% of the rights and obligations in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions prior to the aforementioned exchange, is the only owner of 100% of those concessions.

Likewise, on that date, YPF and Pluspetrol signed an amendment to the agreement entered into on January 22, 2026, whereby YPF agrees, subject to the fulfillment of closing conditions, to assign 20% of the “La Escalonada” and “Rincón La Ceniza” exploitation concessions to Pluspetrol through VMI, or alternatively, to transfer 44.44% of VMI’s shares to Pluspetrol. As of the date of issuance of these condensed interim consolidated financial statements, the closing conditions have not yet been met.

Based on the aforementioned, as of June 30, 2026, YPF recognized 321,668 in property, plant, and equipment related to the acquisition of the interest in the “Aguada Villanueva”, “Las Tacanas”, and “Meseta Buena Esperanza” exploitation concessions, and a liability in the same amount until the closing conditions set forth in the amendment signed on April 30, 2026, are met.

In accordance with the transaction described and the expected cash flows from the exchanged assets, the closing of the transaction will not have an impact on its financial results.

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into agreements with Vista Energy S.A.B. de C.V. (“Vista”) for (i) the share purchase and sale agreement in Bandurria Sur Participaciones S.A. (formerly Equinor Argentina S.A.U., hereinafter “Bandurria Sur Participaciones”), and (ii) the acquisition of a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions (see Note 39 to the consolidated annual financial statements).

On May 7, 2026, after the fulfillment of the closing conditions, the agreements entered into between YPF and Vista were completed. As of that date, YPF (i) holds a 16.3% interest in the capital stock of Bandurria Sur Participaciones, which owns a 30% interest in the “Bandurria Sur” exploitation concession, and which, combined with YPF’s current 40% interest in that concession, this results in a total direct and indirect 44.9% interest in that block; and (ii) acquired a 15% interest in the “Bajo del Toro” exploration permit and “Bajo del Toro Norte” exploitation concession, which, combined with YPF’s current 50% interest, results in a total direct 65% interest in those areas.

The total amount of both transactions was US$ 204 million in cash. In addition, the Company recognized a liability of US$ 87 million associated with the additional contingent consideration, which is subject to the fulfillment of certain contractual conditions.

Based on the closing of the aforementioned agreement, as of the transaction’s closing date, YPF recognized 304,918 in investments in associates related to the acquisition of the associate Bandurria Sur Participaciones, applying the equity method from the date of acquisition, and 102,193 in property, plant, and equipment related to the acquisition of the interest in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the six-month period ended June 30, 2026, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

5.  FINANCIAL RISK MANAGEMENT (cont.)

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements, among others. See Notes 17 and 33 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of June 30, 2026, the Group is in compliance with its covenants.

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6.  BUSINESS SEGMENT INFORMATION (cont.)

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

•	New Energies

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the six-month period ended June 30, 2026
Revenues	52		9,836	793	436	403	-	11,520	16,278,459
Revenues from intersegment sales	4,710		103	160	7	558	(5,538)	-	-

Revenues	4,762		9,939	953	443	961	(5,538)	11,520	16,278,459

Operating profit or loss	1,571	(3)	1,792	(36)	40	(347)	(329)	2,691	3,794,983
Income from equity interests in associates and joint ventures	-		26	37	153	-	-	216	303,624

Net financial results								(457)	(616,590)
Net profit before income tax								2,450	3,482,017
Income tax								(836)	(1,167,083)
Net profit for the period								1,614	2,314,934

Acquisitions of property, plant and equipment	2,312		410	41	17	44	-	2,824	3,960,627
Acquisitions of right-of-use assets	282		80	-	-	-	-	362	518,345
Increases from business combinations	-		-	-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	1,070		278	34	17	42	-	1,441	2,033,646
Amortization of intangible assets	-		18	-	4	9	-	31	45,893
Depreciation of right-of-use assets	84		62	-	-	3	-	149	209,422
Inventories write-down	-		8	-	-	-	-	8	11,434

Balance as of June 30, 2026
Assets	14,142		11,932	901	2,423	3,477	(482)	32,393	47,860,619

HORACIO DANIEL MARÍN President

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the six-month period ended June 30, 2025
Revenues	49	7,574	807	418	401	-	9,249	10,283,783
Revenues from intersegment sales	3,913	108	158	3	552	(4,734)	-	-

Revenues	3,962	7,682	965	421	953	(4,734)	9,249	10,283,783

Operating profit or loss	88	739	(5)	48	(230)	(36)	604	640,713
Income from equity interests in associates and joint ventures	-	(12)	29	58	-	-	75	91,349

Net financial results							(501)	(522,317)
Net profit before income tax							178	209,745
Income tax							(130)	(148,050)
Net loss for the period							48	61,695

Acquisitions of property, plant and equipment	1,999	500	17	18	46	-	2,580	2,942,447
Acquisitions of right-of-use assets	33	125	-	-	8	-	166	197,954
Increases from business combinations (4)	278	93	-	-	-	-	371	402,522

Other income statement items
Depreciation of property, plant and equipment (2)	1,109	252	1	18	42	-	1,422	1,570,182
Amortization of intangible assets	-	19	-	7	5	-	31	34,782
Depreciation of right-of-use assets	81	56	-	-	4	-	141	154,285
Reversal of impairment losses of property, plant and equipment	-	-	-	(9)	-	-	(9)	(10,460)

Balance as of December 31, 2025
Assets	13,167	11,093	735	2,502	2,094	(152)	29,439	42,703,377

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (12) and (1) millions of unproductive exploratory drillings as of June 30, 2026 and 2025, respectively.
(4)	Corresponds to increases in property, plant, and equipment and intangible assets due to business combinations, see Notes 7 and 8 to the annual consolidated financial statements

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets and liabilities measured at fair value through profit or loss as of June 30, 2026 and December 31, 2025, and their allocation to their fair value hierarchy levels:

Financial assets

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	1,681,356	-	-	1,681,356
- Private securities - NO	26,554	-	-	26,554

	1,707,910	-	-	1,707,910

Cash and cash equivalents:
- Mutual funds	1,078,019	-	-	1,078,019
- Public securities	44,325	-	-	44,325

	1,122,344	-	-	1,122,344

	2,830,254	-	-	2,830,254

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	360,622	-	-	360,622
- Private securities - NO	19,947	-	-	19,947

	380,569	-	-	380,569

Cash and cash equivalents:
- Mutual funds	554,227	-	-	554,227
- Public securities	34,812	-	-	34,812

	589,039	-	-	589,039

	969,608	-	-	969,608

Financial liabilities:

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Other liabilities
- Liabilities for agreements	-	-	121,700	121,700

	-	-	121,700	121,700

As of December 31,2025, the Group had no financial liabilities measured at fair value through profit or loss.

For the measurement of financial liabilities classified within Level 3 of the fair value hierarchy as of June 30, 2026, the Group uses valuation techniques based on expected cash flows that consider future production projections and expected fluctuations in the international oil price.

During the six-month period ended June 30, 2026, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 15,216,523 and 15,514,096 as of June 30, 2026 and December 31, 2025, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.  INTANGIBLE ASSETS

	June 30, 2026	December 31, 2025
Net carrying amount of intangible assets	1,653,430	1,606,432
Provision for impairment of intangible assets (1)	(58,696)	(57,623)

	1,594,734	1,548,809

(1)	Includes 1,073 corresponding to the conversion effect for the six-month period ended June 30, 2026.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8. INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles	Total
Cost	1,082,670	113,320	551,767	1,747,757
Accumulated amortization	753,429	-	447,563	1,200,992

Balance as of December 31, 2024	329,241	113,320	104,204	546,765

Cost
Increases	92,236	-	12,529	104,765
Increases from business combinations	-	759,941	-	759,941
Translation effect	456,262	107,049	187,306	750,617
Adjustment for inflation (1)	-	-	34,598	34,598
Decreases, reclassifications and other movements	-	(57,196)	34,934	(22,262)

Accumulated amortization
Increases	34,237	-	46,335	80,572
Translation effect	312,637	-	156,503	469,140
Adjustment for inflation (1)	-	-	22,323	22,323
Decreases, reclassifications and other movements	-	-	(4,043)	(4,043)
Cost	1,631,168	923,114	821,134	3,375,416
Accumulated amortization	1,100,303	-	668,681	1,768,984

Balance as of December 31, 2025	530,865	923,114	152,453	1,606,432

Cost
Increases	34,229	-	4,304	38,533
Increases from business combinations	-	-	-	-
Translation effect	32,157	17,183	13,143	62,483
Adjustment for inflation (1)	-	-	23,491	23,491
Decreases, reclassifications and other movements	-	-	18,235	18,235

Accumulated amortization
Increases	18,614	-	27,279	45,893
Translation effect	21,383	-	11,169	32,552
Adjustment for inflation (1)	-	-	17,299	17,299
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,697,554	940,297	880,307	3,518,158
Accumulated amortization	1,140,300	-	724,428	1,864,728

Balance as of June 30, 2026	557,254	940,297	155,879	1,653,430

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	June 30, 2026	December 31, 2025
Net carrying amount of property, plant and equipment	31,259,343	28,902,606
Provision for obsolescence of materials and equipment	(636,162)	(701,832)
Provision for impairment of property, plant and equipment	(432,632)	(518,220)

	30,190,549	27,682,554

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the six-month periods ended June 30, 2026 and as of the year ended December 31, 2025 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,397,768	29,380,502	9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806	6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

Cost
Increases	998	193,786	145,749	23,738	1,092,716	4,773,047	65,539	4,823	61	-	11,277	6,311,734
Increases from business combinations	15,846	217,829	73,466	110,066	62,572	55,125	-	-	-	-	-	534,904
Translation effect	460,776	12,769,595	4,011,197	303,398	567,419	2,229,359	9,263	351,490	666,855	-	256,368	21,625,720
Adjustment for inflation (1)	90,170	-	-	34,715	11,388	16,961	-	20,784	-	441,446	111,579	727,043
Decreases, reclassifications and other movements	(42,594)	(2,390,050)	749,629	242,878	(1,500,349)	(5,477,667)	(115,194)	30,459	45,237	57,912	(23,974)	(8,423,713)	(2)	(3)

Accumulated depreciation
Increases	34,109	2,904,444	487,506	78,303	-	-	-	50,106	92,608	37,302	38,653	3,723,031
Translation effect	236,103	9,786,042	2,693,411	134,340	-	-	-	323,524	453,051	-	209,482	13,835,953
Adjustment for inflation (1)	49,029	-	-	21,358	-	-	-	14,160	-	227,464	81,617	393,628
Decreases, reclassifications and other movements	(36,193)	(5,901,506)	-	(38,374)	-	-	-	(13,262)	(997)	(1,517)	(38,049)	(6,029,898)	(2)	(3)

Cost	1,922,964	40,171,662	14,596,937	1,465,006	1,839,761	7,852,748	19,843	1,328,919	2,326,310	1,916,975	1,338,766	74,779,891
Accumulated depreciation	1,016,939	29,800,786	9,601,153	585,125	-	-	-	1,200,456	1,617,938	993,706	1,061,182	45,877,285

Balance as of December 31, 2025	906,025	10,370,876	4,995,784	879,881	1,839,761	7,852,748	19,843	128,463	708,372	923,269	277,584	28,902,606

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,922,964	40,171,662	14,596,937	1,465,006	1,839,761	7,852,748	19,843	1,328,919	2,326,310	1,916,975	1,338,766	74,779,891
Accumulated depreciation	1,016,939	29,800,786	9,601,153	585,125	-	-	-	1,200,456	1,617,938	993,706	1,061,182	45,877,285

Balance as of December 31, 2025	906,025	10,370,876	4,995,784	879,881	1,839,761	7,852,748	19,843	128,463	708,372	923,269	277,584	28,902,606

Cost
Increases	369	589,994	31,833	6,055	592,928	2,721,526	11,736	1,949	-	-	4,237	3,960,627
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	29,931	860,962	296,598	27,006	27,440	189,067	1,058	23,885	45,683	-	15,475	1,517,105
Adjustment for inflation (1)	57,547	-	-	24,030	7,339	6,724	-	14,034	-	285,491	73,312	468,477
Decreases, reclassifications and other movements	18,397	1,597,317	550,745	34,666	(618,899)	(2,005,406)	1,401	14,111	48,354	14,699	8,184	(336,431)

Accumulated depreciation
Increases	21,790	1,556,811	283,504	87,320	-	-	-	25,630	52,701	19,406	78,670	2,125,832
Translation effect	15,948	628,681	192,452	12,727	-	-	-	22,254	32,647	-	14,572	919,281
Adjustment for inflation (1)	32,089	-	-	14,559	-	-	-	9,631	-	146,770	54,550	257,599
Decreases, reclassifications and other movements	(500)	(25,973)	-	(20,174)	-	-	-	(12)	(686)	-	(2,326)	(49,671)

Cost	2,029,208	43,219,935	15,476,113	1,556,763	1,848,569	8,764,659	34,038	1,382,898	2,420,347	2,217,165	1,439,974	80,389,669
Accumulated depreciation	1,086,266	31,960,305	10,077,109	679,557	-	-	-	1,257,959	1,702,600	1,159,882	1,206,648	49,130,326

Balance as of June 30, 2026	942,942	11,259,630	5,399,004	877,206	1,848,569	8,764,659	34,038	124,939	717,747	1,057,283	233,326	31,259,343

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 404,035 and 78,681 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.b) to the annual consolidated financial statements

(3)

Includes 6,700,490 and 5,614,054 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9. PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the six-month periods ended June 30, 2026 and 2025, the rate of capitalization was 7.04% and 6.53%, respectively, and the amount capitalized amounted to 11,941 and 5,973, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2024	229,813

Increases charged to profit or loss	453,929
Decreases charged to profit or loss	(54,034)
Applications due to utilization	(25,858)
Translation effect	165,860
Adjustment for inflation (1)	1,463
Reclassifications	(69,341)

Balance as of December 31, 2025	701,832

Increases charged to profit or loss	22,511
Decreases charged to profit or loss	(53,547)
Applications due to utilization	(52,257)
Translation effect	9,109
Adjustment for inflation (1)	1,061
Reclassifications	7,453

Balance as of June 30, 2026	636,162

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2024	512,396

Increases charged to profit or loss	3,503
Decreases charged to profit or loss	(10,107)
Depreciation (1)	(168,137)
Translation effect	175,215
Adjustment for inflation (2)	5,350

Balance as of December 31, 2025	518,220

Increases charged to profit or loss	-
Decreases charged to profit or loss	-
Depreciation (1)	(92,186)
Translation effect	4,593
Adjustment for inflation (2)	2,005

Balance as of June 30, 2026	432,632

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the six-month period ended June 30, 2026 and as of the year ended December 31, 2025 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	54,305	584,830	631,922	116,145	693,712	2,080,914
Accumulated depreciation	32,896	517,392	294,406	69,119	401,858	1,315,671

Balance as of December 31, 2024	21,409	67,438	337,516	47,026	291,854	765,243

Cost
Increases	68	53,812	48,834	-	167,983	270,697
Translation effect	19,563	234,322	273,756	36,037	304,986	868,664
Adjustment for inflation (1)	343	-	-	8,694	-	9,037
Decreases, reclassifications and other movements	(9,405)	(24,266)	(5,740)	-	(62,048)	(101,459)

Accumulated depreciation
Increases	6,816	41,657	137,915	14,579	223,316	424,283
Translation effect	13,881	218,278	150,048	21,368	202,146	605,721
Adjustment for inflation (1)	341	-	-	6,758	-	7,099
Decreases, reclassifications and other movements	(1,119)	(2,634)	-	-	(370)	(4,123)

Cost	64,874	848,698	948,772	160,876	1,104,633	3,127,853
Accumulated depreciation	52,815	774,693	582,369	111,824	826,950	2,348,651

Balance as of December 31, 2025	12,059	74,005	366,403	49,052	277,683	779,202

Cost
Increases	32	405,534	26,630	-	86,149	518,345
Translation effect	1,178	24,603	13,171	1,721	23,524	64,197
Adjustment for inflation (1)	230	-	-	5,509	-	5,739
Decreases, reclassifications and other movements	-	(25,872)	(128,238)	(11,574)	(10,132)	(175,816)

Accumulated depreciation
Increases	2,861	36,729	79,682	7,519	107,334	234,125
Translation effect	1,103	14,722	11,077	1,502	19,884	48,288
Adjustment for inflation (1)	222	-	-	4,715	-	4,937
Decreases, reclassifications and other movements	-	(24,526)	(76,087)	(4,857)	(8,215)	(113,685)

Cost	66,314	1,252,963	860,335	156,532	1,204,174	3,540,318
Accumulated depreciation	57,001	801,618	597,041	120,703	945,953	2,522,316

Balance as of June 30, 2026	9,313	451,345	263,294	35,829	258,221	1,018,002

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Amount of investments in associates	932,802	473,518
Amount of investments in joint ventures	2,102,927	1,861,228

	3,035,729	2,334,746

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the six-month period ended June 30, 2026 and as of the year ended December 31, 2025, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2024	2,019,790

Acquisitions and contributions	113,669
Capitalization in associates and joint ventures	13,726
Income on investments in associates and joint ventures	149,044
Distributed dividends (3)	(292,912)
Translation differences	773,380
Adjustment for inflation (1)	25,562
Decrease of companies (2)	(379,476)
Other movements (4)	(88,037)

Balance as of December 31, 2025	2,334,746

Acquisitions and contributions	452,954
Capitalization in associates and joint ventures	-
Income on investments in associates and joint ventures	303,624
Distributed dividends (3)	(144,499)
Translation differences	71,564
Adjustment for inflation (1)	17,340
Decrease of companies	-
Other movements	-

Balance as of June 30, 2026	3,035,729

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3 to the annual consolidated financial statements.
(3)	Includes 23,765 and 32,495 that were offset by trade liabilities as of June 30, 2026 and December 31, 2025, respectively.
(4)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3 to the annual consolidated financial statements.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the six-month periods ended June 30, 2026 and 2025. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the six-month periods ended June 30,		For the six-month periods ended June 30,
	2026	2025	2026	2025
Net income	32,023	10,409	271,601	80,940
Other comprehensive income	46,213	46,234	42,691	289,284

Comprehensive income	78,236	56,643	314,292	370,224

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of June 30, 2026 and December 31, 2025:

	Upstream	Midstream and Downstream	Total
Balance as of June 30, 2026
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	629,837	-	629,837
Property, plant and equipment - Gas stations	-	8,501	8,501

	629,837	8,501	638,338

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,439,970	-	1,439,970
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	2,606	-	2,606
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	6,241	-	6,241

	1,448,817	-	1,448,817

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

	Upstream	Midstream and Downstream	Total
Balance as of December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,470,346	-	1,470,346
Property, plant and equipment - Gas stations	-	8,875	8,875

	1,470,346	8,875	1,479,221

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,700,516	-	1,700,516
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	6,817	-	6,817
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	6,212	-	6,212

	1,713,545	-	1,713,545

12.a) Optimization plan of the conventional Upstream portfolio

12.a.1) Description of the Plan

The Optimization plan of the conventional Upstream portfolio is described in Note 11.a.1) to the annual consolidated financial statements.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and considers that it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

The updates for the six-month period ended June 30, 2026, related to the assignment agreements that have met the agreed closing conditions and, as a result, the transaction was settled are described below:

•	Manantiales Behr

On May 5, 2026, Decree No. 407/2026 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Manantiales Behr” exploitation concessions, “El Trébol - Caleta Córdova”, “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and materials associated with such concessions, located in the Province of Chubut, in favor of San Benito Upstream S.A.U. (“San Benito”) and PECOM Servicios Energía S.A.U. (“PECOM”).

On May 21, 2026, after the fulfillment of the closing conditions by YPF, San Benito and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of San Benito and PECOM was formalized.

The updates for the six-month period ended June 30, 2026, related to the assignment agreements that remain subject to the fulfillment of the agreed closing conditions are described below:

•	Cerro Fortunoso and Valle del Río Grande

On June 5, 2026, Resolution No. 103/2026 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of the rights and obligations of YPF in the “Cerro Fortunoso” and “Valle del Río Grande” exploitation concessions in favor of Venoil S.A. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

12.a.2) Accounting matters

In relation to the assignment agreements that have met the agreed closing conditions during the six-month period ended June 30, 2026, the Company recognized:

-	A gain from sale of assets in the “Other net operating results” line item in the statement of comprehensive income of 5,475.

-	A loss from changes in the fair value of assets held for sale under “Other net operating results” line item in the statement of comprehensive income of 184,397.

-	The derecognition of the carrying amount of the assets held for sale net of the liabilities directly associated with assets held for sale of 267,494.

Likewise, the Company has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a loss for 79,011 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income.

13. INVENTORIES

	June 30, 2026		December 31, 2025
Finished goods	1,551,158	(2)	1,335,298
Crude oil and natural gas	672,332		569,719	(2)
Products in process	81,304		56,049
Raw materials, packaging materials and others	122,045		137,524

	2,426,839	(1)	2,098,590	(1)

(1)	As of June 30, 2026, and December 31, 2025, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 11,434 and 29,786 of provision for inventories write-down as of June 30, 2026 and December 31, 2025, respectively. See Note 2.b.8) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

14. OTHER RECEIVABLES

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	309,040	217,292	122,759	729,011 (3)
Tax credit and export rebates	154,073	136,137	97,201	143,490
Loans and balances with related parties (1)	280,353	66,890	289,989	51,218
Collateral deposits	2	8,438	2	22,064
Prepaid expenses	63,189	85,807	69,395	56,750
Advances and loans to employees	579	9,230	578	9,296
Advances to suppliers and custom agents (2)	9,192	57,001	9,118	130,073
Receivables with partners in JO and Consortiums	339,135	293,208	336,027	434,170
Insurance receivables	-	10,255	-	-
Miscellaneous	74,965	101,407	71,579	105,807

	1,230,528	985,665	996,648	1,681,879
Provision for other doubtful receivables	(52,565)	(193)	(56,444)	(79)

	1,177,963	985,472	940,204	1,681,800

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3 to the annual consolidated financial statements.

15. TRADE RECEIVABLES

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	19,039	3,199,548	17,285	2,507,770
Provision for doubtful trade receivables	(9,788)	(116,589)	(9,788)	(107,865)

	9,251	3,082,959	7,497	2,399,905

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables for the six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2024	9,788	(2)	53,757

Increases charged to expenses	-		84,015
Decreases charged to income	-		(9,252)
Applications due to utilization	-		(29,381)
Net exchange and translation differences	-		9,320
Result from net monetary position (1)	-		(402)
Reclassifications	-		(192)

Balance as of December 31, 2025	9,788	(2)	107,865

Increases charged to expenses	-		22,383
Decreases charged to income	-		(9,627)
Applications due to utilization	-		(3,452)
Net exchange and translation differences	-		(511)
Result from net monetary position (1)	-		(69)
Reclassifications	-		-

Balance as of June 30, 2026	9,788	(2)	116,589

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.

16. INVESTMENTS IN FINANCIAL ASSETS

	June 30, 2026		December 31, 2025
Investments at fair value through profit or loss
Public securities	1,681,356	(1)	360,622
Private securities - NO	26,554	(2)	19,947

	1,707,910		380,569

(1)	See Note 37.
(2)	Includes 10,441 of NO from the BNA.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

17. CASH AND CASH EQUIVALENTS

	June 30, 2026	December 31, 2025
Cash and banks (1)	476,872	287,600
Short-term investments (2)	348,450	476,064
Financial assets at fair value through profit or loss (3)	1,122,344	589,039

	1,947,666	1,352,703

(1)	Includes balances granted as collateral, see Note 34.d) to the annual consolidated financial statements.
(2)	Includes 42,141 and 18,897 of term deposits and other investments with BNA as of June 30, 2026 and December 31, 2025, respectively.
(3)	See Note 7.

18. PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current
Balance as of December 31, 2024	133,291	21,135	102,348	37,843	882,286	60,413	1,117,925	119,391

Increases charged to expenses	53,664	638	193,570	-	145,055	-	392,289	638
Decreases charged to income	(10,945)	(41)	(1,575)	-	(51,495)	-	(64,015)	(41)
Increases from business combinations	2,881	-	-	-	14,565	-	17,446	-
Applications due to utilization	(2,685)	(28,990)	-	(112,677)	-	(27,441)	(2,685)	(169,108)
Net exchange and translation differences	13,395	8,400	47,230	-	383,437	21,705	444,062	30,105
Result from net monetary position (1)	(57)	-	-	-	-	-	(57)	-
Reclassifications and other movements (2)	(28,781)	28,150	(243,001)	246,609	(748,282)	77,242	(1,020,064)	352,001

Balance as of December 31, 2025	160,763	29,292	98,572	171,775	625,566	131,919	884,901	332,986

Increases charged to expenses	48,061	310	90,266	-	42,975	-	181,302	310
Decreases charged to income	(2,495)	(11)	(714)	-	(8,435)	-	(11,644)	(11)
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	-	(10,535)	-	(62,737)	-	(8,283)	-	(81,555)
Net exchange and translation differences	1,020	538	2,904	3,836	12,789	2,447	16,713	6,821
Result from net monetary position (1)	(548)	-	-	-	-	-	(548)	-
Reclassifications and other movements	(10,583)	10,548	(76,287)	74,153	(7,638)	5,356	(94,508)	90,057

Balance as of June 30, 2026	196,218	30,142	114,741	187,027	665,257	131,439	976,216	348,608

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 350,928 and 5,152 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Note 11.a) to the annual consolidated financial statements.

Provisions are described in Note 17 to the annual consolidated financial statements.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

The amount accrued of income tax charge for the six-month periods ending June 30, 2026 and 2025 is as follows:

	For the six-month periods ended June 30,
	2026	2025
Current income tax	(1,109,104)	(40,260)
Deferred income tax	(57,979)	(107,790)

	(1,167,083)	(148,050)

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

19.INCOME TAX (cont.)

The effective income tax rate projected at the end of the fiscal year amounts to 33.52%. The difference between this rate and the effective rate as of December 31, 2025 is mainly explained by the effect of adhering in November 2025 to the Regularization plan associated with the calculation of tax loss carryforwards, see Note 18 “Regularization plan associated with the calculation of tax loss carryforwards” section to the annual consolidated financial statements.

As of June 30, 2026 and December 31, 2025 the Group has classified as deferred tax asset 35,461 and 13,055, respectively, and as deferred tax liability 660,232 and 541,035, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these condensed interim consolidated financial statements.

As of June 30, 2026 and December 31, 2025, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

20. TAXES PAYABLE

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
VAT	-	120,235	-	59,925
Withholdings and perceptions	-	122,860	-	112,127
Royalties	-	113,128	-	74,016
Fuels tax	18,007	194,539	26,459	20,638
Turnover tax	-	13,892	-	9,525
Miscellaneous	277	28,132	290	39,226

	18,284	592,786	26,749	315,457

21. SALARIES AND SOCIAL SECURITY

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Salaries and social security	-	111,076	-	105,389
Bonuses and incentives provision	-	199,749	-	240,216
Cash-settled share-based payments provision (1)	192,719	-	83,504	-
Vacation provision	-	103,432	-	87,910
Provision for severance indemnities (2)	-	18,542	-	44,447
Miscellaneous	5,218	10,160	6,896	8,943

	197,937	442,959	90,400	486,905

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	Includes, mainly, severance indemnities related to the Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025, is as follows:

Lease liabilities
Balance as of December 31, 2024	799,656

Increases of leases	270,697
Financial accretions	79,309
Decreases of leases	(98,411)
Payments	(501,810)
Net exchange and translation differences	279,383
Result from net monetary position (1)	(1)

Balance as of December 31, 2025	828,823

Increases of leases	518,345
Financial accretions	35,134
Decreases of leases	(73,756)
Payments	(272,055)
Net exchange and translation differences	19,171
Result from net monetary position (1)	(2)

Balance as of June 30, 2026	1,055,660

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS

					June 30, 2026			December 31, 2025
	Interest rate (1)			Maturity	Non-current	Current		Non-current	Current
Pesos:
Financial loans	43.04%	-	43.04%	2026-2027	26,113	45,621		88,194	34,630
Account overdrafts	29.00%	-	29.00%	2026	-	149		-	4,724

					26,113	45,770		88,194	39,354

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2026-2047	11,327,176	1,896,211		10,828,470	2,154,333
Exports pre-financing	2.00%	-	8.65%	2026-2029	685,451	26,603	(5)	221,317	286,067
Imports financing	7.46%	-	7.60%	2026	-	16,240		-	30,201
Financial loans (4)	3.00%	-	7.85%	2026-2030	551,529	344,416		793,867	811,933
Stock market promissory notes	3.95%	-	3.95%	2026	-	44,272		-	93,140

					12,564,156	2,327,742		11,843,654	3,375,674

					12,590,269	2,373,512		11,931,848	3,415,028

(1)	Nominal annual interest rate as of June 30, 2026.
(2)	Disclosed net of 520,036 and 254,221 corresponding to YPF’s own NO repurchased through open market transactions, as of June 30, 2026, and December 31, 2025, respectively.
(3)

Includes 1,540,523 and 2,139,221 as of June 30, 2026, and December 31, 2025, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 334,824 and 338,464 of loans granted by BNA as of June 30, 2026 and December 31, 2025, respectively.
(5)	Includes 4,458 as of June 30, 2026 of pre-financing of exports granted by BNA.

Set forth below is the evolution of the loans for six-month period ended June 30, 2026 and for the fiscal year ended December 31, 2025:

Loans
Balance as of December 31, 2024	9,214,492

Proceeds from loans	5,427,949
Payments of loans	(3,555,040)
Payments of interest	(820,364)
Account overdrafts, net	4,719
Accrued interest (1)	865,596
Net exchange and translation differences	4,184,012
Result from net monetary position (2)	(7,620)
Increases from business combinations	33,132

Balance as of December 31, 2025	15,346,876

Proceeds from loans	1,547,031
Payments of loans	(2,234,619)
Payments of interest	(531,511)
Account overdrafts, net	(4,637)
Accrued interest (1)	540,759
Net exchange and translation differences	299,454
Result from net monetary position (2)	428
Increases from business combinations	-

Balance as of June 30, 2026	14,963,781

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23.LOANS (cont.)

Details regarding the NO of the Group are as follows:

								June 30, 2026		December 31, 2025

Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current	Non-current	Current
YPF
	1998	U.S. dollar	15	-	Fixed	10.00%	2028	21,894	359	21,494	364
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	955,612	28,138	939,447	28,006
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	783,137	2,039	768,782	2,608
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	588,081	421	577,147	551
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	634,349	318,747	779,096	313,660
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	825,565	15,732	808,875	15,585
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	446,027	94,299	477,683	93,836
January	2023	U.S. dollar	230	Class XXI	-	-	-	-	-	-	222,666
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	-	55,533	54,420	100
June	2023	U.S. dollar	213	Class XXV	-	-	-	-	-	-	272,931
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	591,000	-	580,200	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	-	185,482	-	192,255
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	939,068	285,896	1,036,414	164,802
May	2024	U.S. dollar	131	Class XXIX	-	-	-	-	-	-	191,024
July, April	2024/25	U.S. dollar	389	Class XXX	Fixed	1.00%	2026	-	187,111	-	535,423
September	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	1,545,299	40,334	1,517,683	30,694
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	184,688	2,664	181,313	2,648
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	36,938	574	36,263	570
January (4)	2025	U.S. dollar	1,632	Class XXXIV	Fixed	8.25%	2034	2,399,092	92,370	1,565,996	61,639
February	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	-	207,631	202,432	1,216
May (2)	2025	U.S. dollar	140	Class XXXVII	Fixed	7.00%	2027	-	207,689	201,404	2,185
July (2)	2025	U.S. dollar	250	Class XXXVIII	Fixed	7.50%	2027	366,956	5,435	359,585	5,405
July, August (2)	2025	U.S. dollar	225	Class XXXIX	Fixed	8.75%	2030	226,127	12,576	223,290	11,933
August (2)	2025	U.S. dollar	51	Class XL	Fixed	7.50%	2028	74,426	529	73,007	518
October (2)	2025	U.S. dollar	99	Class XLI	Fixed	6.00%	2027	-	147,886	142,715	2,142
December (2)	2025	U.S. dollar	361	Class XLII	Fixed	7.00%	2029	528,446	2,672	281,224	1,572
April (4)	2026	U.S. dollar	122	Class XLIII	Fixed	5.50%	2030	180,471	2,094	-	-

								11,327,176	1,896,211	10,828,470	2,154,333

(1)	Nominal annual interest rate as of June 30, 2026.
(2)	During the six-month period ended June 30, 2026, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued net of the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)

As of the date of issuance of these condensed interim consolidated financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

24. OTHER LIABILITIES

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	361,187	256,822	132,286	234,259
Liabilities for contractual claims (1)	10,134	82,523	78,377	81,252
Provision for operating optimizations (2)	-	73,647	-	31,809
Liabilities for agreements (3)	434,852	672,757	329,496	230,115
Miscellaneous	1,534	3,172	1,449	2,876

	807,707	1,088,921	541,608	580,311

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a.2) to the annual consolidated financial statements and Note 12.a.2).

(3)

Includes, mainly, the liabilities related to (i) the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project (see Note 11.a.2) to the annual consolidated financial statements) and (ii) the asset exchange between YPF and Pluspetrol (see Note 4).

25. ACCOUNTS PAYABLE

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	5,829	3,291,277	5,806	3,149,111
Guarantee deposits	1,206	5,081	1,197	4,890
Payables with partners of JO and Consortiums	-	56,201	1,401	70,101
Miscellaneous	-	24,925	-	21,786

	7,035	3,377,484	8,404	3,245,888

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the six-month periods ended June 30,
	2026	2025
Revenue from contracts with customers	16,235,417	10,209,948
National Government incentives (1)	43,042	73,835

	16,278,459	10,283,783

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. In accordance with Note 25 to the annual consolidated financial statements, revenues from contracts with customers of the Group is classified into the following categories:

•	Breakdown of revenues

Type of good or service

	For the six-month period ended June 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	5,939,088	-	-	-	5,939,088
Gasolines	-	3,524,827	-	-	-	3,524,827
Natural gas (1)	10,125	20,759	1,075,639	513,289	-	1,619,812
Crude oil	23,551	800,478	-	-	-	824,029
Jet fuel	-	874,381	-	-	-	874,381
Lubricants and by-products	-	273,145	-	-	-	273,145
LPG	-	294,348	-	-	-	294,348
Fuel oil	-	96,315	-	-	-	96,315
Petrochemicals	-	490,955	-	-	-	490,955
Fertilizers and crop protection products	-	153,329	-	-	-	153,329
Flours, oils and grains	-	525,934	-	-	-	525,934
Asphalts	-	81,311	-	-	-	81,311
Goods for resale at gas stations	-	88,513	-	-	-	88,513
Income from services	-	1,060	-	-	94,124	95,184
Income from construction contracts	-	-	-	-	240,392	240,392
Virgin naphtha	-	169,328	-	-	-	169,328
Petroleum coke	-	210,481	-	-	-	210,481
LNG regasification	-	30,770	-	-	-	30,770
Other goods and services	36,436	275,010	8,620	133,642	249,567	703,275

	70,112	13,850,032	1,084,259	646,931	584,083	16,235,417

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26.  REVENUES (cont.)

	For the six-month period ended June 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	3,423,227	-	-	-	3,423,227
Gasolines	-	2,144,904	-	-	-	2,144,904
Natural gas (1)	21,055	8,293	827,077	401,615	-	1,258,040
Crude oil	1,110	575,387	-	-	-	576,497
Jet fuel	-	416,839	-	-	-	416,839
Lubricants and by-products	-	234,252	-	-	-	234,252
LPG	-	181,675	-	-	-	181,675
Fuel oil	-	75,306	-	-	-	75,306
Petrochemicals	-	296,469	-	-	-	296,469
Fertilizers and crop protection products	-	115,126	-	-	-	115,126
Flours, oils and grains	-	348,253	-	-	-	348,253
Asphalts	-	56,867	-	-	-	56,867
Goods for resale at gas stations	-	74,604	-	-	-	74,604
Income from services	-	-	-	700	83,021	83,721
Income from construction contracts	-	-	-	-	225,222	225,222
Virgin naphtha	-	85,145	-	-	-	85,145
Petroleum coke	-	121,252	-	-	-	121,252
LNG regasification	-	25,094	-	-	-	25,094
Other goods and services	34,098	172,669	6,268	96,368	158,052	467,455

	56,263	8,355,362	833,345	498,683	466,295	10,209,948

(1)	Includes 1,104,079 and 861,442 corresponding to sales of natural gas produced by the Company for the six-month periods ended June 30, 2026 and 2025, respectively.

Sales channels

	For the six-month period ended June 30, 2026
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	5,770,798	-	-	-	5,770,798
Power plants	-	-	314,673	201,677	-	516,350
Distribution companies	-	-	269,353	-	-	269,353
Retail distribution of natural gas	-	-	-	309,357	-	309,357
Industries, transport and aviation	10,125	3,420,354	495,323	61,056	-	3,986,858
Agriculture	-	1,577,180	-	-	-	1,577,180
Petrochemical industry	-	597,476	-	-	-	597,476
Trading	-	1,632,844	-	-	-	1,632,844
Oil companies	23,551	528,248	-	-	-	551,799
Commercialization of LPG	-	81,737	-	-	-	81,737
Other sales channels	36,436	241,395	4,910	74,841	584,083	941,665

	70,112	13,850,032	1,084,259	646,931	584,083	16,235,417

	For the six-month period ended June 30, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	3,634,908	-	-	-	3,634,908
Power plants	-	13,087	241,976	32,740	-	287,803
Distribution companies	-	-	233,733	-	-	233,733
Retail distribution of natural gas	-	-	-	254,627	-	254,627
Industries, transport and aviation	22,165	2,057,301	356,268	167,485	-	2,603,219
Agriculture	-	978,853	-	-	-	978,853
Petrochemical industry	-	386,050	-	-	-	386,050
Trading	-	971,725	-	-	-	971,725
Oil companies	-	102,530	-	-	-	102,530
Commercialization of LPG	-	57,849	-	-	-	57,849
Other sales channels	34,098	153,059	1,368	43,831	466,295	698,651

	56,263	8,355,362	833,345	498,683	466,295	10,209,948

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26  REVENUES (cont.)

Target market

Sales in the domestic market amounted to 13,450,164 and 8,565,674 for the six-month periods ended June 30, 2026 and 2025, respectively.

Sales in the international market amounted to 2,785,253 and 1,644,274 for the six-month periods ended June 30, 2026 and 2025, respectively.

•	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	June 30, 2026		December 31, 2025
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	17,326	3,112,864	15,572	2,435,111
Contract assets	-	9,746	-	4,522
Contract liabilities	348,956	284,012	261,205	169,937

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

For the six-month periods ended June 30, 2026 and 2025 the Group has recognized 83,885 and 58,332, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the six-month periods ended June 30,
	2026	2025
Inventories at beginning of year	2,098,590	1,593,666
Purchases	4,123,586	2,490,477
Production costs (1)	5,748,786	4,968,530
Translation effect	50,759	259,484
Inventories write-down (3)	(11,434)	-
Adjustment for inflation (2)	10,529	8,578
Other movements (4)	17,524	-
Inventories at end of the period	(2,426,839)	(1,779,237)

	9,611,501	7,541,498

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)	See Note 13.
(4)	Includes, mainly, collection of receivables settled in kind arising from the sale of assets.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the six-month periods ended June 30, 2026 and 2025:

	For the six-month period ended June 30, 2026
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	635,893	329,085	123,669		10,381	1,099,028
Fees and compensation for services	48,327	202,469	37,995		340	289,131
Other personnel expenses	190,602	27,714	10,922		1,418	230,656
Taxes, charges and contributions	83,791	140,615	740,432	(1)	-	964,838
Royalties, easements and fees	875,400	-	1,725		1,014	878,139
Insurance	30,538	4,116	749		-	35,403
Rental of real estate and equipment	84,079	2,301	9,761		-	96,141
Survey expenses	-	-	-		3,030	3,030
Depreciation of property, plant and equipment	1,922,195	35,674	75,777		-	2,033,646
Amortization of intangible assets	28,181	17,361	351		-	45,893
Depreciation of right-of-use assets	201,538	21	7,863		-	209,422
Industrial inputs, consumable materials and supplies	253,142	10,276	6,638		1,290	271,346
Operation services and other service contracts	140,422	2,799	45,650		6,317	195,188
Preservation, repair and maintenance	788,891	24,549	24,659		8,568	846,667
Unproductive exploratory drillings	-	-	-		16,647	16,647
Transportation, products and charges	410,635	-	362,279		-	772,914
Provision for doubtful receivables	-	-	9,752		-	9,752
Publicity and advertising expenses	-	52,683	23,977		-	76,660
Fuel, gas, energy and miscellaneous	55,152	18,486	60,596		2,953	137,187

	5,748,786	868,149	1,542,795		51,958	8,211,688

(1)	Includes 225,995 corresponding to export withholdings and 460,523 corresponding to turnover tax.
(2)	Includes 22,234 corresponding to research and development activities.
(3)	Includes 7,553 corresponding to fees and remunerations of Directors of YPF’s Board of Directors and Statutory Auditors.

	For the six-month period ended June 30, 2025
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	611,346	157,020	84,543		2,340	855,249
Fees and compensation for services	62,644	147,981	25,357		174	236,156
Other personnel expenses	171,693	18,655	7,641		2,219	200,208
Taxes, charges and contributions	38,724	115,191	504,715	(1)	-	658,630
Royalties, easements and fees	597,183	-	1,275		3,386	601,844
Insurance	39,185	1,970	903		-	42,058
Rental of real estate and equipment	144,625	264	8,134		-	153,023
Survey expenses	-	-	-		22,882	22,882
Depreciation of property, plant and equipment	1,489,933	24,573	55,676		-	1,570,182
Amortization of intangible assets	22,791	11,660	331		-	34,782
Depreciation of right-of-use assets	147,328	31	6,926		-	154,285
Industrial inputs, consumable materials and supplies	292,558	3,640	7,534		1,615	305,347
Operation services and other service contracts	182,873	8,591	30,672		8,747	230,883
Preservation, repair and maintenance	842,535	19,148	19,936		12,083	893,702
Unproductive exploratory drillings	-	-	-		854	854
Transportation, products and charges	278,551	-	269,702		-	548,253
Provision for doubtful receivables	-	-	25,831		-	25,831
Publicity and advertising expenses	-	31,356	22,543		-	53,899
Fuel, gas, energy and miscellaneous	46,561	8,030	49,681		1,527	105,799

	4,968,530	548,110	1,121,400		55,827	6,693,867

(1)	Includes 152,136 corresponding to export withholdings and 313,518 corresponding to turnover tax.
(2)	Includes 19,172 corresponding to research and development activities.
(3)	Includes 5,860 corresponding to fees and remunerations of Directors of YPF’s Board of Directors and Statutory Auditors.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the six-month periods ended June 30,
	2026	2025
Lawsuits	(43,412)	(16,616)
Export Increase Program (1)	-	19,898
Result from sale of assets (2)	5,475	203,071
Result from changes in fair value of assets held for sale (2)	(184,397)	(266,247)
Provision for severance indemnities (2)	8,612	(28,026)
Provision for operating optimizations (2)	(79,011)	(36,267)
Provision for obsolescence of materials and equipment (2)	28,042	(290,899)
Result from revaluation of companies (3)	-	52,934
Result from liabilities for agreements	(119,833)	-
Other insurance income	11,401	-
Miscellaneous	(24,516)	(24,543)

	(397,639)	(386,695)

(1)	See Note 35.j) to the annual consolidated financial statements.
(2)	See Note 11.a.2) to the annual consolidated financial and Note 12.a.2).
(3)	See Note 3 to the annual consolidated financial.

30. NET FINANCIAL RESULTS

	For the six-month periods ended June 30,
	2026	2025
Financial income
Interest on cash and cash equivalents and investments in financial assets	25,023	15,221
Interest on trade receivables	52,883	23,013
Other financial income	56,502	8,938

Total financial income	134,408	47,172

Financial costs
Loan interest	(533,666)	(354,660)
Hydrocarbon well abandonment provision financial accretion (1)	(140,323)	(188,163)
Other financial costs	(179,343)	(66,047)

Total financial costs	(853,332)	(608,870)

Other financial results
Exchange differences generated by loans	(2,102)	(1,016)
Exchange differences generated by cash and cash equivalents and investments in financial assets	(12,556)	(43,548)
Other exchange differences, net	58,701	40,260
Result on financial assets at fair value through profit or loss	132,889	64,285
Result from derivative financial instruments	(8,812)	1,546
Result from net monetary position	(65,786)	(22,152)
Result from transactions with financial assets	-	6

Total other financial results	102,334	39,381

Total net financial results	(616,590)	(522,317)

(1)

Includes 97,348 and 123,779 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the six-month periods ending June 30, 2026 and 2025, respectively, see Notes 2.b.13) and 11.a) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of June 30, 2026 and December 31, 2025, and expenses for the six-month periods ended June 30, 2026 and 2025, of JO and Consortiums in which the Group participates are as follows:

	June 30, 2026	December 31, 2025
Non-current assets (1)	10,640,494	10,060,481
Current assets	488,046	489,163

Total assets	11,128,540	10,549,644

Non-current liabilities	368,802	354,707
Current liabilities	1,033,920	808,643

Total liabilities	1,402,722	1,163,350

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the six-month periods ended June 30,
	2026	2025
Production cost	2,099,115	1,455,238
Exploration expenses	7,234	6,787

32. SHAREHOLDERS’ EQUITY

As of June 30, 2026, the Company’s capital amounts to 3,916 and treasury shares amount to 17 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of $ 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. See “Stock split on YPF’s ordinary shares” section.

As of June 30, 2026, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the six-month period ended June 30, 2026, the Company has repurchased 461,311 of its own shares issued for an amount of 38,437 plus commissions, for purposes of compliance with the share-based benefit plans (see Note 38). During the six-month period ended June 30, 2025, the Company has not repurchased any of its own shares.

On April 30, 2026, the Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) for the fiscal year ended December 31, 2025 and, in addition, in relation to the retained earnings as of December 31, 2025, approved: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) absorb accumulated losses in unappropriated retained earnings and losses up to the amount of 1,096,460 (iii) allocate the amount of 38,468 to appropriate a reserve for purchase of treasury shares; and (iv) allocate the amount of 8,415,450 to appropriate a reserve for investments.

Stock split on YPF’s ordinary shares

The Shareholders’ Meeting aforementioned approved the change of the par value of the Company’s shares from $ 10 (ten pesos) to $ 1 (one peso) per share, which means that for every share with a par value of $ 10 outstanding, 10 shares with a par value of $1 each were issued, while the Company’s capital stock remains unchanged. Effective August 4, 2026, the distribution of shares and the change in par value (“Split”) took effect simultaneously. In accordance with the aforementioned, after the Split, the Company’s capital remains at 3,933, represented by 3,933,127,930 book-entry shares of common stock with a par value of $ 1 each. Likewise, the Split did not change the proportion of each shareholder’s equity interest or their economic or voting rights, but only changed the number of shares outstanding and their par value per share.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

33. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the six-month periods ended June 30,
	2026	2025
Net profit	2,302,076	44,178
Weighted average number of shares outstanding	3,918,520,757	3,922,052,100
Basic and diluted earnings per share	587.49	11.26

In accordance with IAS 33, the calculation of basic and diluted earnings per share was adjusted retrospectively to include the effect of the stock split, see Note 32 “Stock split on YPF’s ordinary shares” section.

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

Contingent assets and liabilities are described in Note 33 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2026, are described below:

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

Concessionary companies in the Neuquina basin areas

On May 21, 2026, the CSJN issued a final ruling dismissing the lawsuit filed by ASSUPA, finding that it did not meet the minimum requirements necessary to ensure an adequate defense in court. Based on this judgment, ASSUPA’s claim has been definitively dismissed in these proceedings.

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

On March 10, 2026, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the Republic filed a motion to stay its appeal of the turnover order with the consent of Bainbridge Fund Ltd., until confirmation of a settlement between the parties. On March 16, 2026, the Court of Appeals ordered that the Republic’s appeal of the turnover order be held in abeyance pending settlement.

On March 18, 2026, the Court of Appeals stayed all post-judgment proceedings in the District Court, including discovery, pending the appeals of the District Court’s September 15, 2023 judgment.

On March 27, 2026, briefing was completed in YPF’s appeals of the District Court’s September 17, 2025 and November 10, 2025 orders. Oral argument was calendared for April 16, 2026.

Likewise, on March 27, 2026, the Court of Appeals issued its decision in the appeals of the District Court’s September 15, 2023 judgment. The Court of Appeals’ decision affirmed the District Court’s determination that YPF has no contractual liability and owes no damages to Plaintiffs, and affirmed the dismissal of all of Plaintiffs’ claims against YPF. In addition, the Court of Appeals reversed the District Court’s judgment against the Republic on the basis that Plaintiffs’ contract claim is not cognizable under Argentine law and vacated the turnover order in Plaintiffs’ proceedings. YPF is not a party to the turnover proceedings.

On April 2, 2026, the Court of Appeals directed the parties to submit letter briefing regarding whether, in light of its March 27, 2026 decision, the other pending appeals, including YPF’s appeals, should be dismissed as moot.

On April 6, 2026, the District Court stayed all proceedings pending receipt of the mandate from the Court of Appeals and denied Plaintiffs’ motion for sanctions and contempt against the Republic as moot, without prejudice to refiling. YPF is not a party to this motion.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

34.  CONTINGENT ASSETS AND LIABILITIES (cont.)

On April 9, 2026, the Court of Appeals granted Plaintiffs’ motion for an extension of time to file a petition for rehearing, and set May 8, 2026, as the deadline.

On April 10, 2026, after receiving briefs from all parties, the Court of Appeals adjourned the oral arguments scheduled for April 16 and held the pending appeals in abeyance, pending resolution of any rehearing or certiorari petitions related to the March 27, 2026 decision.

On May 8, 2026, Plaintiffs sought en banc rehearing of the Court of Appeals’ March 27, 2026 decision.

On June 2, 2026, the Court of Appeals denied Plaintiffs’ petition for rehearing en banc filed on May 8, 2026.

On June 10, 2026, the Court of Appeals’ mandate issued, concluding the appeal and remanding the case to the District Court for further proceedings in accordance with the Court of Appeals’ March 27, 2026 decision.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

35. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 34 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2026, are described below:

CENCH in the Province of Neuquén

Within the framework of the asset exchange agreement between YPF and Pluspetrol (see Note 4), on May 29, 2026, through several decrees issued by the Executive Branch of the Province of Neuquén, the granting of the CENCH in the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte” and “Las Tacanas I and II” blocks was approved for a term of 35 years. As of the date of issuance of these condensed interim consolidated financial statements, YPF holds 100% interest in those blocks, and the commitments undertaken include investments and payments related to infrastructure and corporate social responsibility contributions.

Additionally, on June 4, 2026, an Agreement was executed with the Province of Neuquén in connection with the LNG capacity development project in Argentina (“Argentina LNG Project”), which establishes certain benefits and obligations, including: (i) a reduction in the royalty rate applicable to natural gas; (ii) an exemption from the turnover tax; (iii) the establishment of dispute resolution mechanisms through arbitration by the International Chamber of Commerce of Paris and, for certain matters, before the local courts of Neuquén; and (iv) tax stability, among others. Accordingly, the concessionaire’s main obligation consists of carrying out infrastructure projects in the Province of Neuquén for a total amount of US$ 175 million. As of the date of issuance of these condensed interim consolidated financial statements, the Agreement is subject to the fulfillment of closing conditions, including the signing of the Final Investment Decision (“FID”) for the Argentina LNG Project.

Argentina LNG Project

In June 2026, YPF signed agreements with Eni Argentina LNG B.V. (“Eni”) and XRG ARG LIMITED (“XRG”) to incorporate these companies in the development of the Argentina LNG Project through the sale of equity interests in the subsidiary UPCO ARLNG I S.A.U. (“UPCO ARLNG”), a company wholly owned by YPF, which will hold the “Meseta Buena Esperanza I and II”, “Aguada Villanueva Norte”, and “Las Tacanas I and II” blocks. As of the date of issuance of these condensed interim consolidated financial statements, these agreements are subject to the fulfillment of closing conditions, including the regulatory authority’s approval of the transfer of these YPF blocks to UPCO ARLNG.

Within this context, Eni and XRG will acquire 32% of UPCO ARLNG’s capital stock, respectively, while YPF will retain a 36% of the capital stock. As of the closing date of this transaction, the aforementioned blocks located in the Vaca Muerta formation will be dedicated to the development of the Argentina LNG Project.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35.   CONTRACTUAL COMMITMENTS (cont.)

The Argentina LNG Project is an integrated initiative that combines the development of unconventional natural gas resources in the Vaca Muerta formation with midstream and liquefaction infrastructure, with the objective of supplying liquefied natural gas to international markets.

36. MAIN REGULATIONS

Main regulations are described in Note 35 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2026, are described below:

●	Regulations applicable to the Downstream activities

On July 22, 2026, Resolution SE No. 166/2026 was published, establishing the “Export operations registry,” intended to record notifications, objections, and certificates of free export, and repeals Decree No. 645/2002 and Resolutions SE No. 303/1994, SRH No. E-241/2017, and SE No. 175/2023.

The Resolution establishes that exports of crude oil, gasoline (except aviation), diesel, propane, butane, and LPG must be reported. The Undersecretariat of Hydrocarbons will be the authority responsible for granting or objecting to certificates of free export, and may object to the export (in whole or in part) based solely on technical and/or economic grounds arising from the procedure for the export of liquid hydrocarbons and their derivatives set forth in Resolution SE No. 166/2026.

●	Regulations applicable to natural gas and LNG activities

On March 13, 2026, in the context of the emergency in the national energy sector (see Note 35.e) to the annual consolidated financial statements), SE Resolution No. 66/2026 was published, establishing the “Reconfiguration of the Natural Gas Transportation System”. On April 14, 2026, ENARGAS Resolution No. 409/2026 was published, which, among other things, instructs transporters and distributors to enter into new firm transportation contracts or to adjust existing ones in accordance with SE Resolution No. 66/2026. Likewise, on May 1, 2026, the applicable regulatory framework defined by ENARGAS entered into force.

●	Investment incentive programs

On June 26, 2026, Resolution No. 873/2026 of the Ministry of Economy was published, approving the Group’s participation in the Large Investment Incentive Regime (“RIGI”) for the following project:

-	San Matías Pipeline Project, through our subsidiary Sur Inversiones Energéticas, for the construction of a dedicated natural gas pipeline to transport natural gas for liquefaction.

●	Tax Regulations

On March 6, 2026, Law No. 27,802, the “Labor Modernization Law” was published, introducing amendments to the Income Tax Law. The law establishes that loss carryforwards arising in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation in the CPI published by INDEC between the closing month of the fiscal year in which such loss carryforwards originated and the closing month of the fiscal year in which they are settled. Likewise, the Labor Modernization Law introduced changes to Argentina’s labor regime related to the severance indemnity schemes, the collective negotiation frameworks, the calculation of interest in labor proceedings, among other things.

●	Export duties

On June 3, 2026, Decree No. 423/2026 was published, which established a gradual and permanent reduction scheme in export duty on products such as soybean, soybean products such as soybean oil and soybean meal, and grains such as wheat, corn and sorghum. The Decree established a phased reduction in the rates depending on the product: (i) in the case of soybean, the rate will begin to be reduced monthly starting in January 2027 until it reaches 15.0% in December 2028; (ii) for soybean byproducts such as soybean oil and soybean meal, rates will begin to decrease monthly starting in January 2027 until they reach 14.0% in December 2028; (iii) for corn, the rate will begin to decrease quarterly starting in January 2027 until it reaches 5.5% in December 2028; and (iv) for wheat, the rate was reduced once in June 2026, settling at 5.5%.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36.  MAIN REGULATIONS (cont.)

●	CNV Regulatory Framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of June 30, 2026, the equity of the Company exceeds the minimum equity required by such rules, which amounts to 949.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A. located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	Custodia Archivos del Comahue S.A. - Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV rules.

Additional and/or complementary information

According to the dispositions established in Article 3, item 7, section d), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of unpaid accrued dividends on preferred shares, we inform that the Company has not issued any preferred shares.

According to the dispositions established in Article 3, item 7, section e), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of the conditions, circumstances and deadlines for the cessation of restrictions to the distribution of unappropriated retained earnings and losses and/or reserves, we inform that the restrictions to the distribution of unappropriated retained earnings and losses and/or reserves are detailed in Note 31.

In accordance with the limits set forth in Article 31 of the LGS and in accordance with the provisions of Article 6, Chapter III, Title IV of the CNV regulations, we inform those investments in other companies, excluding those with complementary or integrating corporate purpose, do not exceed such limits.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36.  MAIN REGULATIONS (cont.)

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Section 5, Chapter III, Title IV of the CNV rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the equity:

	For the six-month periods ended June 30,
	2026	2025
Balance at the beginning of the fiscal year	5,695,203	4,043,221
Other comprehensive income	106,200	668,659

Balance at the end of the period	5,801,403	4,711,880

As of June 30, 2026 and 2025 the translation effect corresponding to the “Issuance premiums” account amounts to 944,950 and 767,672, respectively, and is included within “Other comprehensive income”.

As of June 30, 2026 and 2025, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (96,986) and (76,788), respectively, and is included within “Other comprehensive income”.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of June 30, 2026 and December 31, 2025:

	June 30, 2026
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	10,541	22,464	6,053	54,641	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	115,588	-	10,006	58	7,255
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	22,883	-	-	-	-
OTA	-	-	259	-	2,245	-	-

	-	10,541	161,194	6,053	66,892	58	7,255

Associates:
CDS	-	223	46,045	-	-	-	-
YPF Gas	-	8,128	30,274	-	2,224	-	-
Oldelval	215,153	35,520	103	4,973	22,368	-	-
Termap	-	-	-	-	4,439	-	-
GPA	-	-	-	-	3,014	-	-
OTAMERICA	65,200	3,130	-	-	7,189	-	-
Gas Austral	-	-	21	-	10	-	-
VMOS	-	9,348	69,151	-	-	100,727	-

	280,353	56,349	145,594	4,973	39,244	100,727	-

	280,353	66,890	306,788	11,026	106,136	100,785	7,255

	December 31, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	8,787	8,043	5,924	46,995	-	-
Profertil (1)	-	-	-	-	-	-	-
MEGA	-	-	46,895	-	32	194	4,238
Refinor (1)	-	-	-	-	-	-	-
CT Barragán	-	-	1	-	-	-	-
OTA	-	902	1	-	5,126	-	-

	-	9,689	54,940	5,924	52,153	194	4,238

Associates:
CDS	-	-	1,289	-	-	-	-
YPF Gas	-	-	14,120	-	1,131	-	-
Oldelval	222,908	18,970	70	6,748	47,529	-	-
Termap	-	-	-	-	2,271	-	-
GPA	-	-	-	-	2,948	-	-
OTAMERICA	67,081	-	1,267	865	4,193	-	-
Gas Austral	-	-	200	-	8	-	-
VMOS	-	22,559	77,220	-	-	64,119	-

	289,989	41,529	94,166	7,613	58,080	64,119	-

	289,989	51,218	149,106	13,537	110,233	64,313	4,238

(1)	See Note 3 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the six-month periods ended June 30, 2026 and 2025:

	For the six-month period ended June 30,
	2026			2025
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	26,174	87,458	-	12,420	77,746	84
Profertil (1)	-	-	-	43,823	49,086	-
MEGA	229,573	22,768	(66)	212,324	1,106	-
Refinor (1)	-	-	-	36,289	5,789	437
CT Barragán	18,066	-	-	5	-	-
OTA	38	11,996	-	21	13,078	-

	273,851	122,222	(66)	304,882	146,805	521

Associates:
CDS	58,902	-	16	5,367	-	17
YPF Gas	64,615	1,321	1,226	49,707	2,075	67
Oldelval	509	99,211	6	347	53,754	3
Termap	-	15,408	-	-	11,672	-
GPA	-	16,341	-	-	13,532	-
OTAMERICA	26	34,326	-	16	30,551	1
Gas Austral	1,191	17	-	1,877	23	3
VMOS	115,727	-	-	26,084	-	-

	240,970	166,624	1,248	83,398	111,607	91

	514,821	288,846	1,182	388,280	258,412	612

(1)	See Note 3 to the annual consolidated financial statements

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (15)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		June 30, 2026	December 31, 2025	For the six-month periods ended June 30,
Client / Suppliers	Ref.			2026	2025
SE	(1)(14)	73,783	60,005	39,116	67,003
SE	(2)(14)	3,409	1,088	2,142	3,793
SE	(3)(14)	167	167	-	-
SE	(4)(14)	4,202	6,189	1,784	3,039
SE	(5)(14)	6,813	6,813	-	-
Secretary of Transport	(6)(14)	5,123	5,210	-	-
Secretary of Industry	(7)(14)	-	172	-	-
CAMMESA	(8)	130,614	126,908	357,376	262,068
CAMMESA	(9)	(3,070)	(2,087)	(14,645)	(5,961)
ENARSA	(10)	219,952	184,188	178,554	153,525
ENARSA	(11)	(56,819)	(47,674)	(35,958)	(25,097)
Aerolíneas Argentinas S.A.	(12)	93,270	47,540	272,887	158,090
Aerolíneas Argentinas S.A.	(13)	-	(20)	-	(8)

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement” section to the annual consolidated financial statements.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 36 to the annual consolidated financial statements.

(4)	Compensation for the lower income that natural gas distribution services by companies receive from their users, see Note 35.c.3) to the annual consolidated financial statements.
(5)	Compensation by Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 36 to the annual consolidated financial statements.
(7)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA, see Note 36 to the annual consolidated financial statements.
(8)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(9)	Purchases of electrical energy.
(10)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	Purchases of natural gas and crude oil.
(12)	Sales of jet fuel.
(13)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(14)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.
(15)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of June 30, 2026, the Group holds Bonds of the Argentine Republic 2029 and 2030, National Treasury Bills issued by the National Government and BCRA bonds (BOPREAL, for its acronym in spanish) identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the six-month periods ended June 30, 2026 and 2025, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 35,111 and 268,847, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of June 30, 2026 and December 31, 2025 amounts to 1,030 and 18,842, respectively. See Note 36 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the six-month periods ended June 30, 2026 and 2025:

	For the six-month periods ended June 30,
	2026		2025
Short-term benefits (1)	30,671		15,711
Long-term Plan - Value Generation Plan	87,485		6,022
Post-retirement benefits	675		457

	118,831	(2)	22,190

(1)	Does not include social security contributions of 7,124 and 3,309 for the six-month periods ended June 30, 2026 and 2025, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to US$ 80 million and US$ 19 million for the years ended June  30, 2026 and 2025, respectively.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 37 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 4,181 and 2,802 for the six-month periods ended June 30, 2026 and 2025, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 206,029 and 99,253 for the six-month periods ended June 30, 2026 and 2025, respectively.

Long-term Plan

The amount charged to expense in relation to these share-based benefit plans was 10,151 and 5,824 to be settled in equity instruments, for the six-month periods ended June 30, 2026 and 2025, respectively.

Value Generation Plan

As of June 30, 2026, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 28.06 per PSARs. The charge to expense related to the Value Generation Plan was 105,266 and 1,116 for the six-month periods ended June 30, 2026 and 2025, respectively. As of December 31, 2025, weighted average fair value was US$ 20.84 per PSARs.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies related to the Long-term Plan and the Value Generation Plan. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	June 30, 2026			December 31, 2025
	Amount in currencies other than the peso	Exchange rate in force (1)	Total	Amount in currencies other than the peso	Exchange rate in force (1)	Total
Non-current assets

Other receivables
U.S. dollar	581	1,473.00	855,806	466	1,446.00	673,812

Total non-current assets			855,806			673,812

Current assets

Other receivables
U.S. dollar	161	1,473.00	237,686	676	1,446.00	976,984
Chilean peso	9,234	1.60	14,775	10,035	1.59	15,956

Trade receivables
U.S. dollar	922	1,473.00	1,358,066	621	1,446.00	898,569

Investments in financial assets
U.S. dollar	1,152	1,473.00	1,697,469	241	1,446.00	347,947

Cash and cash equivalents
U.S. dollar	469	1,473.00	690,490	440	1,446.00	635,922

Total current assets			3,998,486			2,875,378

Total assets			4,854,292			3,549,190

Non-current liabilities

Provisions
U.S. dollar	549	1,482.00	813,600	521	1,455.00	758,001

Contract liabilities
U.S. dollar	235	1,482.00	348,956	180	1,455.00	261,205

Salaries and social security
U.S. dollar	130	1,482.00	192,719	57	1,455.00	83,504

Lease liabilities
U.S. dollar	409	1,482.00	606,645	272	1,455.00	396,386

Loans
U.S. dollar	8,478	1,482.00	12,564,156	8,140	1,455.00	11,843,654

Other liabilities
U.S. dollar	537	1,482.00	796,039	357	1,455.00	519,892

Total non-current liabilities			15,322,115			13,862,642

Current liabilities

Liabilities directly associated with assets held for sale
U.S. dollar	978	1,482.00	1,448,817	1,178	1,455.00	1,713,545

Provisions
U.S. dollar	235	1,482.00	348,608	229	1,455.00	332,986

Contract liabilities
U.S. dollar	36	1,482.00	53,352	19	1,455.00	27,645

Salaries and social security
U.S. dollar	145	1,482.00	214,890	89	1,455.00	129,495

Lease liabilities
U.S. dollar	303	1,482.00	448,983	297	1,455.00	432,423

Loans
U.S. dollar	1,571	1,482.00	2,327,742	2,320	1,455.00	3,375,674

Other liabilities
U.S. dollar	689	1,482.00	1,021,735	381	1,455.00	554,118

Accounts payable
U.S. dollar	1,214	1,482.00	1,798,826	1,053	1,455.00	1,532,201
Euro	11	1,695.26	18,851	19	1,713.12	32,675

Total current liabilities			7,681,804			8,130,762

Total liabilities			23,003,919			21,993,404

(1)	Exchange rate as of June 30, 2026 and December 31, 2025 according to the BNA.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, or as otherwise indicated)

40. SUBSEQUENT EVENTS

Issuance of ON

On August 7, 2026, the Company issued Additional Class XLIII NO in the local market, maturing in March 2030, for a nominal amount of US$ 171 million. The NO were issued at a price of 101.72%, resulting in a yield of 5.50%. The principal will be amortized in a single installment upon maturity.

Optimization plan of the conventional Upstream portfolio

As part of the optimization plan of the conventional Upstream portfolio (see Note 12), on July 8, 2026, YPF’s Board of Directors approved the disposal of new groups of assets related to areas in the Provinces of Mendoza and La Pampa.

In relation to the aforementioned, on August 5, 2026, YPF signed agreements for (i) the assignment by YPF to San Benito Upstream S.A.U. of its interest in the “CNQ-7 Gobernador Ayala”, “CNQ-7A” and “Jagüel Casa de Piedra” exploitation concessions, located in the Provinces of Mendoza and La Pampa, and (ii) the assignment by YPF to Energía Mendocina S.A. and Compañía Andina de Petróleo y Gas S.A. of its interest in the “Chachahuén Sur”, “Cerro Morado Este”, “Puesto Hernández” and “Chihuido de la Sierra Negra” exploitation concessions, located in the Province of Mendoza. The sale price of the transactions amounted to US$ 205 million and US$ 200 million, respectively, subject to the applicable price adjustments in each case. As of the date of issuance of these condensed interim consolidated financial statements, these assignment agreements are subject to the fulfillment of closing conditions.

The disposal of these groups of assets did not meet the IFRS 5 “Non-current assets held for sale and discontinued operations” held for sale criteria as of June 30, 2026, accordingly these disposal groups of assets were not classified as held for sale as of that date. The assets and liabilities comprising the transactions to be classified as held for sale are property, plant and equipment with a carrying amount of 397,448, and the related provision for hydrocarbon well abandonment obligations with a carrying amount of 110,813, as of June 30, 2026.

Sale of equity participation in Metrogas and Metroenergía

As part of the Company’s asset portfolio assessment, on August 10, 2026, YPF’s Board of Directors approved the signing of a share purchase and sale agreement with Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF agreed to transfer (i) 70% of the shares and capital stock of Metrogas and (ii) 5% of the shares and capital stock of Metroenergía. The sale price of the transactions amounts to US$ 780 millions, and as a result of the transaction, YPF will dispose of its entire equity participation in those subsidiaries.

Likewise, the closing of the transaction is subject to the fulfillment of conditions precedent, including, among others, obtaining applicable regulatory approvals, such as approval from the National Regulatory Agency for Gas and Electricity (ENReGE).

As of the date of issuance of these condensed interim consolidated financial statements and due to the recent timing of the transaction, the Group is in the process of determining the accounting impact of this transaction.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other material subsequent events additional to those mentioned in notes whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of June 30, 2026, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 10, 2026.

HORACIO DANIEL MARÍN President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 17, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer